Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser who, if you are taking advice in Ireland, is duly authorised under the European Communities (Markets in Financial Instruments) Regulations 2007 or, if you are taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000 or, if you are taking advice elsewhere, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your Glencar Shares, please forward this document, together with the Form of Acceptance, at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward transmission to the purchaser or transferee. However, these documents should not be forwarded or transmitted in or into any Restricted Jurisdiction. If you have sold or otherwise transferred only part of your holding of Glencar Shares, you should retain these documents and consult the stockbroker, bank or other agent through whom the sale or transfer was effected.

The Offer is not being made, directly or indirectly, in or into any Restricted Jurisdiction, or by the use of the mails, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce, or by any facility of a national securities exchange of any Restricted Jurisdiction, and the Offer will not be capable of acceptance by any such means, instrumentality or facility from or within any Restricted Jurisdiction. Accordingly, copies of this document, the Form of Acceptance and any related documents are not being, and must not be, mailed or otherwise distributed or sent in, into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from any Restricted Jurisdiction. Failure to observe these requirements may invalidate any purported acceptance of the Offer. Notwithstanding the foregoing restrictions, Gold Fields reserves the right to permit the Offer to be accepted if, in its sole discretion, it is satisfied that the transaction in question is exempt from or not subject to the legislation or regulation giving rise to the restrictions in question. Failure to comply with the above restrictions may constitute a violation of relevant securities law.

Recommended Cash Offer

by

Gold Fields Metals BV

for

Glencar Mining plc

This document should be read as a whole and in conjunction with the accompanying Form of Acceptance. Appendix IV contains the definitions of certain terms used in this document and the Form of Acceptance.

Your attention is drawn to the letter of recommendation from Sean Finlay, the Chairman of Glencar, set out on pages 3 to 9 of this document, which explains why the Board of Glencar are unanimously recommending that Glencar Shareholders accept the Offer.

The procedure for acceptance of the Offer is set out in paragraph 17 of Part II of this document and in the Form of Acceptance. A reply-paid envelope for Ireland and the UK is enclosed for your convenience. To accept the Offer in respect of Glencar Shares held in certificated form, the Form of Acceptance should be completed, signed, witnessed and returned, together with your share certificate(s) and/or other document(s) of title, by post or (during normal business hours only) by hand to Computershare Investor Services (Ireland) Limited at P.O. Box 954 Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland as soon as possible and in any event so as to be received by no later than 1.00 p.m. (Dublin time) on 4 September 2009. To accept the Offer in respect of Glencar Shares held in uncertificated form (that is to say, in CREST), the Form of Acceptance should be completed, signed, witnessed and returned by post or (during normal business hours only) by hand to Computershare Investor Services (Ireland) Limited at P.O. Box 954 Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland as soon as possible and in any event so as to be received by no later than 1.00 p.m. (Dublin time) on 4 September 2009, and by following the procedure set out in paragraph 17(d) of Part II of this document so that the TTE instruction settles no later than 1.00 p.m. (Dublin time) on 4 September 2009. If you are a CREST sponsored member, you must refer to your CREST sponsor as only your CREST sponsor will be able to send the necessary TTE instruction to CRESTCo.

Canaccord Adams, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Gold Fields and no one else in connection with the Offer and Canaccord Adams will not regard any other person as a client in relation to the Offer and will not be responsible to anyone other than Gold Fields for providing the protections afforded exclusively to its clients or for providing advice in relation to the Offer, the contents of this Offer Document, the Form of Acceptance or any other matters referred to therein.

Davy Corporate Finance, which is regulated by the Financial Regulator, is acting exclusively for Glencar and no one else in connection with the Offer and Davy Corporate Finance will not regard any other person as a client in relation to the Offer and will not be responsible to anyone other than Glencar for providing the protections afforded exclusively to its clients or for providing advice in relation to the Offer, the contents of this Offer Document, the Form of Acceptance or any other matters referred to therein.

If you are in any doubt as to the procedure for acceptance of the Offer or require assistance with completion of the Form of Acceptance, please contact Computershare Investor Services (Ireland) Limited by telephone on + 353 1 447 5472.

Forward-looking statements

This document includes “forward-looking statements” concerning Glencar, the Glencar Group, Gold Fields, Gold Fields Limited and the Gold Fields Group. These statements are based on the current expectations of the management of Glencar, the Glencar Group, Gold Fields, Gold Fields Limited and the Gold Fields Group, as the case may be, and are naturally subject to uncertainty and changes in circumstances. Forward-looking statements include, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Ghana, Australia, Peru, Mali and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; the success of exploration and development activities; decreases in the market price of gold or copper; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights; fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; political instability in South Africa, Ghana, Peru, Mali or regionally in Africa or South America; the inability to obtain necessary regulatory approvals relating to the Offer or to obtain them on acceptable terms; the inability to successfully integrate Glencar within the Gold Fields Group or to realise synergies from such integration; costs related to the acquisition of Glencar; and the economic environment of the industries in which the Gold Fields Group and the Glencar Group operate. None of Glencar, the Glencar Group, Gold Fields, Gold Fields Limited or the Gold Fields Group undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Notice to shareholders in the United States

The Offer described in this Offer Document is made for the shares of Glencar, a company organised under the laws of Ireland, and is subject to the laws of Ireland.

The Offer is being made for securities of an Irish company and is subject to Irish disclosure requirements which are different from certain US disclosure requirements. In addition, US investors should be aware that this Offer Document has been prepared in accordance with an Irish format and style, which differs from the US format and style. In particular, the appendices to this document contain information concerning the Offer required by Irish disclosure requirements which may be material and which has not been summarised elsewhere in this document. In addition, the summary financial information of Glencar, reproduced in this document has been extracted from the financial statements of Glencar which have been prepared in accordance with International Financial Reporting Standards and thus may not be comparable to financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. Also, the settlement procedure with respect to the Offer will comply with the Irish Takeover Rules, which differ from US domestic tender offer procedures in certain material respects, particularly with regard to the date of payment of consideration. Also, withdrawal rights will comply with the Irish Takeover Rules which differ from US domestic tender offer procedures in certain material respects, particularly with regard to when they terminate.

Gold Fields Limited is incorporated under the laws of South Africa and Gold Fields is incorporated under the laws of the Netherlands. Glencar is incorporated under the laws of Ireland. Some or all of the officers and directors of Gold Fields Limited, Gold Fields and Glencar are residents of countries other than the United States and a substantial portion of the assets of Gold Fields Limited, Gold Fields and Glencar are located outside the United States. As a result, it may not be possible for US shareholders of Gold Fields Limited or Glencar to effect service of process within the United States upon Gold Fields Limited, Gold Fields or Glencar (or such persons) or to enforce against any of them judgement of US courts predicated upon the federal or state securities laws of the United States.

In accordance with normal Irish and United Kingdom market practice, Gold Fields or its nominees, or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, Glencar Shares outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices and shall comply with applicable laws and the Irish Takeover Rules. The Offeror will disclose purchases of Glencar Shares in the United States to the extent that such information is made public in Ireland or the United Kingdom.

Neither the SEC nor any state securities commission has passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offence in the United States.

PART I

Letter from the Chairman of Glencar on behalf of the Board of Glencar

Registered in Ireland No. 35324

Directors	Registered office
S Finlay (Chairman)*	71 Lower Baggot Street
H McCullough (Managing Director)	Dublin 2
W Cummins (Canada)*	Ireland
K Harrington
P O’Quigley*

* Denotes non-executive

7 August 2009

To Glencar Shareholders and, for information only, to Glencar Optionholders and the Glencar Warrantholder

Dear Shareholder,

Recommended cash offer for Glencar Mining plc

1.	Introduction

The Board of Gold Fields Metals BV (“Gold Fields”) and the Board of Glencar Mining plc (“Glencar”) announced on 24 July 2009 that they had agreed the terms of a recommended cash offer to be made by Gold Fields, a wholly-owned subsidiary of Gold Fields Limited, for the entire issued and to be issued share capital of Glencar.

As of the date of this letter, Gold Fields Netherlands Services, another wholly owned subsidiary of Gold Fields Limited, owns 90,231,197 Glencar Shares in total, representing approximately 29.9 per cent. of the issued share capital of Glencar, and has irrevocably undertaken to accept the Offer.

This letter sets out a summary of the terms of the Offer and the reasons why the Board of Glencar, who have been so advised by Davy Corporate Finance, consider the terms of the Offer to be fair and reasonable and unanimously recommend that Glencar Shareholders accept the Offer as the directors of Glencar who are Glencar Shareholders (directly or indirectly) have irrevocably undertaken to do in respect of their own beneficial holdings amounting to, in aggregate, 6,911,583 Glencar Shares, which represents approximately 2.3 per cent. of the issued share capital of Glencar.

I draw your attention to the letter from Gold Fields set out in Part II of this document which gives further details about the Offer as well as to the information set out in Appendices I to III to this document. Appendix IV contains certain definitions of words used herein. I also draw your attention to the terms of the accompanying Form of Acceptance.

2.	Summary terms of Offer

The Offer is set out in the letter from Gold Fields in Part II of this document. The Offer, which is subject to the conditions and further terms set out in Appendix I to this document and in the Form of Acceptance, is being made on the following basis:

for each Glencar Share	Stg 9 pence in cash

The Offer values the entire issued and to be issued share capital of Glencar at approximately Stg£28.1 million (US$47.7 million) and represents:

•	a premium of approximately 105 per cent. to the Closing Price of Stg 4.38 pence for each Glencar Share on 23 July 2009, being the last business day before the commencement of the Offer Period; and

•	a premium of 116 per cent. to the average daily Closing Price of Stg 4.16 pence per Glencar Share for the three month period before the commencement of the Offer Period.

3.	Background to and reasons for recommending the Offer

Following the disposal of its interest in the Wassa mine in Ghana in 2002, Glencar has raised US$14.7 million, net of costs, from shareholders through the issue of new ordinary shares.

Glencar has used funds raised since 2002 to progress exploration drilling on licences in Mali at Komana, Solona and three licences at Sankarani in West Africa. Following very positive drill results at the Komana licence property in late 2005 the focus of Glencar has been on exploration at Komana and the adjacent licence at Solona. Glencar has a 95 per cent. interest in the Komana and Solona licences.

A shareholders agreement was entered into on 24 March 2009 with Gold Fields Sankarani (BVI) Limited reflecting the terms of a framework agreement signed by Gold Fields Orogen Holding (BVI) Limited on 13 February 2006 relating to the Sankarani licence properties in Mali, West Africa. Pursuant to the agreement, Gold Fields Sankarani (BVI) Limited must spend up to US$12 million in exploration expenditures in order for it to earn a 65 per cent. interest in three of the five exploration licences in Glencar’s Sankarani property. Gold Fields has already earned a 51 per cent. interest through exploration expenditures which currently total over US$6 million. A summary of the shareholders agreement is set out in paragraph 6 of Appendix III.

Glencar’s work on the Komana licence property continued during the second half of the 2007-2008 field season. During this period, the drilling focus moved away from the Komana West deposit to the Komana East deposit, which emerged as a highly promising target following the initial drilling programme in the early part of the season. The drilling season ended in June 2008 with the onset of the rains in the area. The objective of that campaign was to complete as much drilling as possible to allow SRK Consulting (UK) Limited, Glencar’s appointed independent consultants, to complete a resource statement on the Komana licence property. The independent resource estimate for Komana was completed by SRK Consulting (UK) Limited in October 2008. The combined Komana East and Komana West indicated and inferred mineral resource now stands at 1,250,000 ounces of gold with a mean grade of 1.6 g/t.

The turmoil in the financial markets prompted a change in planned drilling strategy shortly after the recommencement of fieldwork in October 2008. It was considered prudent to conserve cash resources and to develop new sources of finance for ongoing exploration on both the Komana and Solona licence properties. At this point discussions with Gold Fields Orogen Holding (BVI) Limited on a possible joint venture on the Komana licence property were commenced and Glencar’s management made the decision to redirect further drilling on the Komana licence property to short target definition infill programmes at Komana West and Komana East, pending evaluation of alternative financing options and/or conclusion of the discussions with Gold Fields Orogen Holding (BVI) Limited on a joint venture on the property.

In Autumn 2008, Glencar began a comprehensive review of the funding options available, involving discussions with many large institutional shareholders and others over a period of approximately six months. Glencar received feedback from certain institutional Glencar Shareholders that in light of the then prevailing economic climate, they would either not fund Glencar further or if they did so it would be at a significant discount to the then share price. Glencar’s Shares were then trading at between Stg 4 pence and Stg 4.5 pence and indications were given to the Board of Glencar that the issue price would need to be in the Stg 2 pence – Stg 2.5 pence range for the funding to be made available. For a relatively modest US$5 million funding, this would have diluted the existing, non participating Glencar Shareholders by approximately 33 per cent. Subsequent essential fundraisings would obviously dilute non participating Glencar Shareholders even further. It must be emphasised that no firm proposals or commitments were received at that time from any party in relation to funding.

Glencar then explored other strategic options with a wide range of parties including farm-in deals for the Komana licence property with several major mining groups and merger proposals with certain other exploration companies who held similar or complementary assets. No proposal was received which incorporated a cash element for the Glencar Shareholder.

Negotiations with Gold Fields Orogen Holding (BVI) Limited led to the signing of a letter of intent regarding a joint venture on the Komana licence property on 24 March 2009. Negotiations in relation to the Komana Joint Venture were terminated on 7 July 2009 following failure to agree on certain fundamental issues.

Since the termination of discussions regarding a joint venture with another wholly owned subsidiary of Gold Fields Limited, Gold Fields Orogen Holdings (BVI) Limited, on the Komana licence property the Board of Glencar has carefully re-evaluated its strategic options including:

•	independent financing of a minimum of US$5 million up to US$10 million for the planned drilling programmes for the Komana and Solona licence properties;

•	farm-in deals on the Komana licence property;

•	merger proposals with certain other exploration companies; and

•	potential acquisition by a major mining group.

Following the receipt on 13 July 2009 of a non-binding indicative offer from Gold Fields, the Board of Glencar considered the indicative offer with its financial advisers, Davy Corporate Finance, and its legal advisers, Whitney Moore. The Board of Glencar reviewed the value of the indicative offer based on a variety of valuation methods and in the context of other strategic options Glencar was evaluating. Following due consideration the Board of Glencar responded to Gold Fields setting out the reasons why it believed the initial indicative offer could not be recommended, notwithstanding that the initial indicative offer was at a significant premium to the Glencar share price prior to receipt of the indicative offer.

Following a period of negotiation, an indicative offer price was agreed at a level that the Board of Glencar determined it could recommend and the Board of Glencar therefore determined that it was advisable and in the best interests of Glencar and its shareholders to recommend acceptance of the Offer as described in this Offer Document.

The Board of Glencar believes that the Offer gives due recognition to the assets of the Glencar Group, without exposing the Glencar Shareholders to the risks, uncertainties and potential dilution associated with funding the exploration of those assets.

In reaching its determination, the Board of Glencar consulted with management and its financial and legal advisors, drew on its knowledge of the business, operations, properties, assets, financial condition, operating results, historical market prices and prospects of the Glencar Group, and considered the following factors:

•	the value of the Consideration, using 1.25 million ounces of resource at 0.5g cut-off, equates to an enterprise value (“EV”) per ounce of US$38;

•	the value of the Consideration compares favourably to the:

¡

US$35 EV per ounce of resource IAMGOLD paid in shares to acquire Orezone Resources Inc in December 2008. Orezone Resources Inc owned 90 per cent. of the Essakane project in Burkina Faso, a project which contained in excess of 3 million ounces of reserves. Production of gold is scheduled for late 2010.

¡

US$31 EV per ounce of resource Randgold Resources Limited in joint venture with AngloGold Ashanti Limited agreed to pay in shares and/or cash for Moto Goldmines Limited in July 2009. Moto Goldmines Limited is an emerging gold producer, operating in the Democratic Republic of Congo, with a total attributable resource of 15.8 million ounces and a completed feasibility study as of February 2009.

•	the fact that Glencar Shareholders will receive the Consideration in cash, which provides certainty of value to Glencar Shareholders;

•

the Consideration of Stg 9 pence per Glencar Share represents a 105 per cent. premium over the Closing Price of a Glencar Share on 23 July 2009 (the last Business Day prior to the commencement of the Offer Period) and a 116 per cent. premium over the average Closing Price of a Glencar Share for the three month period beginning 23 April 2009 and ending on 23 July 2009 (the last business day prior to the commencement of the Offer Period);

•

historical and current information concerning Glencar’s business, financial position, properties, management and current industry, economic and market conditions, including Glencar’s prospects, if Glencar were to remain an independent company;

•

the ability of Glencar to fund successfully its potentially significant capital expenditure requirements of between US$5 million and US$10 million for the drilling programmes on the Komana and Solona licence properties over the next drilling season, and the risk to the share price if Glencar was not in a position to do this on favourable terms. The Board of Glencar also worked on the assumption that a successful drilling programme at Komana in the next drill season would likely mean that significant further exploration expenditure would be required to develop its potential;

•

the overall cost required to bring Glencar to a bankable feasibility study (the outcome of which cannot be guaranteed) on the Komana licence property is estimated to be in excess of US$20 million and could be significantly more. Such a feasibility study could, assuming it was successful, take a two to three year period to complete during which time Glencar would require significant risk funding;

•

the valuation of Glencar’s interests in Sankarani and Asheba (Ghana), which are subject to agreements with Gold Fields and Adamus Resources Limited respectively and its interest in a licence in Uganda;

•	Gold Fields financial capability to make the Offer and pay the Consideration in full;

•

Gold Fields Netherlands Services now owns 29.9 per cent. of Glencar’s issued share capital, a significant minority holding, which could affect the valuation, liquidity and control over Glencar should the Offer not be completed; and

•

since the termination of discussions with Gold Fields Limited on the Komana Joint Venture, announced on 7 July 2009, Glencar has had discussions with several third parties who have expressed an interest in Glencar and/or its assets. Discussions with one of these parties led to an approach which has not led to an indicative offer. None of the other discussions have led to an approach and/or an indicative offer.

The foregoing discussion of the factors considered by the Board of Glencar is not intended to be exhaustive, but does set forth the principal factors considered by the Board.

4.	Irrevocable undertakings

Gold Fields has received irrevocable undertakings from the directors of Glencar who are Glencar Shareholders (directly or indirectly) in respect of their own beneficial holdings amounting to, in aggregate, 6,911,583 Glencar Shares, which represents approximately 2.3 per cent. of the issued share capital of Glencar and in respect of the Glencar Shares which may be issued to each of them on exercise of their respective Glencar Shares Options.

Gold Fields has also received an irrevocable undertaking from Gold Fields Netherlands Services in respect of its beneficial holding of 90,231,197 Glencar Shares, which represents approximately 29.9 per cent. of the issued share capital of Glencar.

Further details of these irrevocable undertakings are set out in paragraph 5 of Appendix III to this document.

5.	Non-solicitation undertaking

Until the Offer is declared unconditional (or lapses or is withdrawn), Glencar has agreed that no member of the Glencar Group or any of their respective directors, officers, employees or advisers shall, among other things, solicit interest or initiate discussions in respect of or in connection with the acquisition of Glencar and the Board of Glencar will not recommend another competing offer unless the consideration is more than 10 per cent. greater than the Consideration payable under the Offer.

Subject to the Irish Takeover Rules or the Irish Takeover Panel, Glencar has also agreed to inform Gold Fields of any approach from any third party in connection with an offer to acquire the issued share capital of Glencar and to provide the identity of the person making any such inquiry or proposing a competing offer.

6.	Current trading and prospects

Glencar issued its annual report in respect of the year ended 31 December 2008 on 4 June 2009.

Since the year ended 31 December 2008 Glencar raised US$1.8 million from Gold Fields in a placing of Glencar Shares on 7 April 2009 and completed an option agreement with Adamus Resources Limited relating to its licence in Asheba in Ghana, details of which are set out in paragraph 6 of Appendix III.

All material drill results relating to Glencar’s licences have been announced. It is anticipated that no further drilling will be commenced by Glencar until the end of the rainy season in Mali which usually runs until the end of September.

Historical financial information on Glencar is set out in Appendix II to this document.

7.	Management and employees and community relations

The Board of Glencar notes Gold Fields’ comments concerning the effect of the Offer on the management and employees of Glencar and that the employees of Glencar in Mali will continue employment under their current terms and conditions.

If the Offer becomes unconditional in all respects, the directors of Glencar intend to resign from the Board of Glencar.

The Board of Glencar is also pleased to note the comments of Gold Fields with regard to its record on corporate social responsibility and its intentions in that respect in relation to Mali.

8.	Glencar Share Options and Glencar Share Warrants

Appropriate proposals will be made to the Glencar Optionholders and the Glencar Warrantholder in due course. However, Glencar Optionholders and the Glencar Warrantholder may accept the Offer in respect of the Glencar Shares resulting from the exercise of any options or warrants exercised while the Offer remains open for acceptance.

9.	Compulsory acquisition, delisting and cancellation of trading

Your attention is drawn to paragraph 14 of the letter from Gold Fields in Part II of this document in relation to Gold Fields’ intentions regarding the compulsory acquisition of Glencar Shares and cancellation of the admission to trading of the Glencar Shares on the IEX market of the Irish Stock Exchange and the AIM market of the London Stock Exchange.

10.	Offer Document and Form of Acceptance

This document and the Form of Acceptance are being posted to eligible Glencar Shareholders and, for information purposes, to Glencar Optionholders and the Glencar Warrantholder. Copies of this document and the Form of Acceptance are available from Computershare Investor Services (Ireland) Limited at P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland.

If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised under the European Communities (Markets in Financial Instruments) Regulations 2007 if you are taking advice in Ireland, duly authorised under the Financial Services and Markets Act 2000 if you are taking advice in the United Kingdom, or, if you are taking advice elsewhere, from another appropriately authorised independent financial adviser.

11.	Taxation

Your attention is drawn to paragraph 15 of the letter from Gold Fields in Part II of this document for a summary of certain Irish and United Kingdom taxation considerations. If you are in any doubt as to your taxation position or if you are subject to taxation in any jurisdiction other than Ireland and the United Kingdom, you are strongly recommended to consult your independent financial adviser immediately.

12.	Action to be taken to accept the Offer

Your attention is drawn to the letter from Gold Fields in Part II of this document, to the Form of Acceptance and to Appendices I to IV to this document. In particular, your attention is drawn to the procedure for accepting the Offer, which is set out in paragraph 17 of Part II of this document and in the Form of Acceptance.

If you hold your Glencar Shares in certificated form (that is, not in CREST), to accept the Offer, the Form of Acceptance should be completed, signed, witnessed and returned, together with your share certificate(s) and/or other document(s) of title, in the enclosed envelope (reply-paid within Ireland and the UK) by post or (during normal business hours only) by hand to Computershare Investor Services (Ireland) Limited at P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland as soon as possible and, in any event, so as to be received by no later than 1.00 p.m. (Dublin time) on 4 September 2009.

If you hold your Glencar Shares in uncertificated form (that is, in CREST), then to accept the Offer, the Form of Acceptance should be completed, signed, witnessed and returned in the enclosed envelope (reply-paid within Ireland and the UK) by post or (during normal business hours only) by hand to Computershare Investor Services (Ireland) Limited at P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland as soon as possible and, in any event, so as to be received by no later than 1.00 p.m. (Dublin time) on 4 September 2009 and you should ensure that you send (or, if you are a CREST sponsored member, procure that your CREST sponsor sends) a TTE instruction in accordance with the procedure set out in paragraph 17(d) of the letter from Gold Fields in Part II of this document as soon as possible and, in any event, so that the TTE instruction settles no later than 1.00 p.m. (Dublin time) on 4 September 2009.

Glencar Shareholders whose Glencar Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in accepting the Offer.

If you are in any doubt as to the procedure for acceptance of the Offer or require assistance with completion of the Form of Acceptance, please contact Computershare Investor Services (Ireland) Limited by telephone on + 353 1 447 5472.

13.	Recommendation

The Board of Glencar, who have been so advised by Davy Corporate Finance, consider the terms of the Offer to be fair and reasonable. In providing its advice to the Board of Glencar, Davy Corporate Finance has taken into account the commercial assessments of the Board of Glencar. Accordingly, the Board of Glencar unanimously recommend that Glencar Shareholders accept the Offer, as the members of the Board of Glencar have irrevocably undertaken to do (or procure to be done) in respect of their own beneficial holdings amounting to, in aggregate, 6,911,583 Glencar Shares, representing approximately 2.3 per cent. of the current issued share capital of Glencar and in respect of any Glencar Shares issued to them on the exercise of their respective Glencar Share Options.

Yours faithfully,

Sean Finlay

Chairman

PART II

Letter from Gold Fields Metals BV

Directors	Registered Office
NJ Holland	1st Floor
TD McKeith	66a Schiphalweg
JH Pauley	Leiden 2316XE
JD Pool	The Netherlands

7 August 2009

To Glencar Shareholders and, for information only, to Glencar Optionholders and the Glencar Warrantholder

Dear Shareholder,

Recommended Cash Offer for Glencar Mining plc

1.	Introduction

The Board of Gold Fields and the Board of Glencar announced on 24 July 2009 that they had agreed the terms of a recommended cash offer to be made by Gold Fields, a wholly-owned subsidiary of Gold Fields Limited, for the entire issued and to be issued share capital of Glencar.

As of the date of this letter, Gold Fields Netherlands Services, another wholly owned subsidiary of Gold Fields Limited, owns 90,231,197 Glencar Shares in total, representing approximately 29.9 per cent. of the issued share capital of Glencar, and has irrevocably undertaken to accept the Offer.

This document contains the formal Offer by Gold Fields.

Your attention is drawn to the letter of recommendation from Sean Finlay, Chairman of Glencar, on behalf of the Board of Glencar contained in Part I of this document which sets out the reasons why the Board of Glencar, who have been so advised by Davy Corporate Finance, consider the terms of the Offer to be fair and reasonable and why the members of the Board of Glencar are unanimously recommending that Glencar Shareholders accept the Offer.

The instructions and procedure for acceptance of the Offer are set out in paragraph 17 of this letter and in the Form of Acceptance which should be completed signed and returned as soon as possible but in any event so as to be received by Computershare Investor Services (Ireland) Limited no later than 1.00 p.m. on 4 September 2009.

2.	The Offer

Gold Fields hereby offers to acquire, subject to the terms and conditions set out in this document and in the Form of Acceptance, the entire issued and to be issued share capital of Glencar on the following basis:

for each Glencar Share	Stg 9 pence in cash

The Offer values the entire issued and to be issued share capital of Glencar at approximately Stg£28.1 million.

The Consideration represents:

•	a premium of approximately 105 per cent. to the Closing Price of Stg 4.38 pence for each Glencar Share on 23 July 2009, being the last business day before the commencement of the Offer Period, and

•	a premium of 116 per cent. to the average daily Closing Price of Stg 4.16 pence per Glencar Share for the three month period before the commencement of the Offer Period.

The Offer is subject to certain conditions set out in Appendix I including, amongst other things, the acceptance of the Offer by Glencar Shareholders holding not less than 80 per cent. in nominal value of the issued and to be issued share capital of Glencar.

The Offer extends to all Glencar Shares unconditionally allotted or issued on the date of the Offer, together with any further such shares which are unconditionally allotted or issued (including pursuant to the Glencar Share Option Scheme or pursuant to the Glencar Share Warrants) while the Offer remains open for acceptance or until such date as Gold Fields may, subject to the Irish Takeover Rules and applicable laws and regulations, decide.

The Glencar Shares will be acquired pursuant to the Offer fully paid or credited as fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other rights and interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including any voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this document.

The conditions and further terms of the Offer are set out in Appendix I to this document and in the enclosed Form of Acceptance.

3.	Irrevocable undertakings

Gold Fields has received irrevocable undertakings from the directors of Glencar who are Glencar Shareholders (directly or indirectly) in respect of their own beneficial holdings amounting to, in aggregate, 6,911,583 Glencar Shares, which represents approximately 2.3 per cent. of the issued share capital of Glencar.

Gold Fields Netherlands Services, another wholly owned subsidiary of Gold Fields Limited, owns 90,231,197 Glencar Shares in total, representing approximately 29.9 per cent. of the issued share capital of Glencar, and has irrevocably undertaken to accept the Offer.

Further details of these irrevocable undertakings are set out in paragraph 5 of Appendix III to this document.

4.	Background to and reasons for the Offer

Following the termination of discussions (announced on 7 July 2009) between Gold Fields Orogen Holding (BVI) Limited and Glencar on the Komana Joint Venture, Gold Fields Limited considered its options and came to the conclusion that an approach should be made to Glencar with a view to making an offer for the entire issued share capital of Glencar. In the view of Gold Fields Limited this approach was a sensible and fair means of meeting the objectives of Glencar Shareholders to obtain a certain and fair value for their shares in Glencar, which gives due recognition to the assets of Glencar, without exposing the shareholders to the risks, uncertainties and potential dilution associated with funding the exploration of those assets while at the same time allowing the Gold Fields Group the opportunity to consolidate its exploration activities in Mali.

The combination with Glencar is consistent with the Gold Fields Group’s existing exploration focus and strategy and will expand its geographical presence thereby consolidating its regional presence in Mali. Gold Fields Limited believes that there is considerable potential for Glencar as part of the Gold Fields Group. Gold Fields Limited is a senior international gold producer and has both an active growth strategy and premier existing production.

5.	Information on Gold Fields Limited

Gold Fields Limited is a South African incorporated company that is publicly traded on the JSE (primary listing), the New York Stock Exchange under the symbol GFI, the Dubai International Financial Exchange, the Euronext in Brussels and the Swiss Exchange.

Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable production of approximately 3.64 million ounces per annum from nine operating mines in South Africa, Peru, Ghana and Australia. It has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces.

For the last two financial years of Gold Fields Limited for which information has been published, being the years ended 30 June 2008 and 30 June 2007, turnover and profit and loss before taxation were as follows:

	Turnover (US$)	Profit/loss before tax (US$)
2008	3,165.0 million	913.9 million
2007	2,699.1 million	586.5 million

The latest published audited accounts of Gold Fields Limited show net assets of US$5,320.1 million.

6.	Information on Gold Fields

Gold Fields is a wholly owned subsidiary of Gold Fields Netherlands Services and is a company incorporated under the laws of the Netherlands.

Gold Fields is an investment holdings company.

Gold Fields is not subject to external audit. The financial statements are drawn up for local reporting purposes in the Netherlands and are lodged with the Dutch Chamber of Commerce on an annual basis from whom they are publicly available.

For the last three financial periods of Gold Fields for which information has been lodged with the Dutch Chamber of Commerce and is publicly available, being the periods 1 July 2007 to 24 January 2008, 25 January 2008 to 30 June 2008 and 1 July 2006 to 30 June 2007, turnover and profit and loss before taxation were as follows:

	Turnover (US$)	Profit/loss before tax (US$)
1 July 2007 to 24 January 2008	nil	0.0 million
25 January 2008 to 30 June 2008	nil	4.0 million
1 July 2006 to 30 June 2007	nil	0.0 million

The latest accounts of Gold Fields lodged with the Dutch Chamber of Commerce show net assets of US$174.0 million.

7.	Information on Glencar

Glencar is a Dublin-based exploration company with a focus on exploration and development of gold deposits in Africa. Glencar has found major gold deposits in Ghana, West Africa in the 1980s and in the 1990s. The Glencar Group has operations in Mali and Ghana in West Africa and in Uganda in East Africa. Glencar is headquartered in Dublin, Ireland.

The Glencar Group’s principal asset, and only defined resource, is its Komana licence in Southern Mali, West Africa. The Komana licence property has an indicated and inferred mineral resource of 24 million tonnes with a grade of 1.6 g/t and contained gold metal of 1,250,000 ounces, within 150 m of surface based on a 0.5 g/t cut off grade.

Gold Fields confirm that all material drill results in its possession relating to the Sankarani project have been disclosed to Glencar.

8.	Current trading and prospects of the Gold Fields Group

For the year ended 30 June 2009, the Gold Fields’ Group produced 3.4 million attributable ounces of gold at cash costs of US$512 per ounce, while operating profit was US$1.3 billion and normalized earnings amounted to US$331 million. The Gold Fields Group also has an exciting growth pipeline with numerous near mine exploration opportunities, a comprehensive greenfields exploration portfolio, and three advanced drilling stage exploration projects.

9.	Gold Fields’ intentions regarding Glencar

The Gold Fields Group intends to continue exploring all of the properties held by Glencar in Mali. If exploration is successful the Gold Fields Group will complete mining feasibility studies to determine the economic viability of constructing and operating a mining operation on the Glencar Mali tenements. Gold Fields will continue to monitor developments at Glencar’s Ugandan and Ghanaian exploration operations that were divested to third parties.

The Gold Fields Group intends to use all of the fixed assets of Glencar and its subsidiaries in Mali to continue its exploration and development activity in the country. Other fixed assets not in Mali will either be redeployed to Mali or sold.

The Gold Fields Group has an excellent record of corporate social responsibility and interaction with the communities in which it works. It intends to continue this tradition in Mali as it develops its operations there.

10.	Financing of the Offer

The cash payable to Glencar Shareholders under the terms of the Offer will be financed out of Gold Fields’ existing resources and facilities.

Full payment of the Consideration would involve a maximum cash payment of approximately Stg£28.1 million. Canaccord Adams, financial adviser to Gold Fields, is satisfied that the necessary financial resources are available to Gold Fields to satisfy in full the Consideration payable to Glencar Shareholders under the terms of the Offer.

11.	Management and employees

It is intended that all of Glencar’s employees in Mali will continue employment under their current terms and conditions of employment. The corporate office in Dublin will be closed and consequently it is Gold Fields’ intention to terminate the employment of the two executives based in Dublin. The proposed transaction will have no effect on the employees and management of Gold Fields except to provide further employment opportunities in Mali.

12.	Non-solicitation agreement

Until the Offer is declared unconditional (or lapses or is withdrawn), Glencar has agreed that no member of the Glencar Group or any of their respective directors, officers, employees or advisers shall, among other things, solicit interest or initiate discussions in respect of or in connection with the acquisition of Glencar and the Board of Glencar will not recommend another offer unless the consideration is more than 10 per cent. greater than the Consideration payable under the Offer.

Subject to the Irish Takeover Rules or the Irish Takeover Panel, Glencar has also agreed to inform Gold Fields of any approach from any third party in connection with an offer to acquire the issued share capital of Glencar and to provide the identity of the person making any such inquiry or proposing a competing offer.

13.	Glencar Share Option Scheme and Glencar Share Warrants

Appropriate proposals will be made to the Glencar Optionholders and the Glencar Warrantholder in due course. However, Glencar Optionholders and the Glencar Warrantholder may accept the Offer in respect of the Glencar Shares resulting from the exercise of any options exercised while the Offer remains open for acceptances.

14.	Compulsory acquisition, delisting and cancellation of trading

If the Offer is declared unconditional in all respects and sufficient acceptances have been received to permit it to do so, Gold Fields intends to apply the provisions of section 204 of the Companies Act, 1963 to acquire compulsorily any Glencar Shares not acquired or agreed to be acquired pursuant to the Offer or otherwise on the same terms as the Offer.

It is intended that, subject to the Offer being declared unconditional in all respects, and subject to Gold Fields receiving sufficient acceptances of the Offer to permit it to do so, Gold Fields will procure that Glencar applies for cancellation of the admission to trading of the Glencar Shares on AIM and IEX. It is expected that such cancellation will take effect no earlier than 20 business days after Gold Fields has, by virtue of its shareholding and acceptances under the Offer, acquired or agreed to acquire 75 per cent. (seventy five per cent.) of the voting rights attached to the Glencar Shares.

15.	Ireland and United Kingdom taxation

Ireland taxation

This summary relating to Irish taxation consequences is based on Irish taxation laws currently in force, regulations promulgated thereunder, proposals to amend any of the foregoing publicly announced prior to the date hereof, and the currently published administrative practices of the Irish Revenue Commissioners. Taxation laws are subject to change from time to time, and no representation is or can be made as to whether such laws will change, or what impact, if any, such changes will have on the statements contained in this summary. No assurance is or can be given that legislative or judicial changes, or changes in administrative practice, will not modify or change the statements expressed herein. This summary is of a general nature only. It does not constitute tax or legal advice and does not discuss all aspects of Irish taxation that may be relevant to a particular Irish holder of Glencar shares. Holders of Glencar Shares are advised to consult their own tax advisers with respect to the application of Irish taxation laws to their own particular circumstances in relation to the Offer.

This summary applies only to Glencar Shareholders who hold their Glencar Shares as investments (and not as securities to be realised in the course of a trade) and does not address special classes of holders of Glencar shares, including, but not limited to, dealers in securities, insurance companies, pension schemes, employee share ownership trusts, collective investment undertakings, charities, tax-exempt organisations, financial institutions and employees of Glencar (or a connected company), each of which may be subject to special rules not discussed below. Social welfare taxes and levies are not addressed in this document but may apply to the receipt of income by certain individuals depending on their circumstances.

This section applies to holders of Glencar Shares (“Irish Holders”) that (i) beneficially own the Glencar Shares; (ii) in the case of individual holders, are resident, ordinarily resident and domiciled in Ireland under Irish taxation laws; (iii) in the case of holders that are companies, are resident in Ireland under Irish taxation laws; and (iv) are not considered resident in any country other than Ireland for the purposes of any double taxation agreement entered into by Ireland.

Tax on Capital Gains

Irish Holders who dispose of their Glencar Shares for cash under the Offer may, depending on the particular circumstances of such Irish Holder (including the availability of exemptions, reliefs and allowable losses) be subject to Irish capital gains tax (“CGT”) (in the case of individuals) or Irish corporation tax on chargeable gains (in the case of companies) to the extent that the proceeds realised from such disposition exceed the indexed base cost (indexation may apply to increase the base cost of acquisitions of shares made prior to 1 January, 2003) of the Glencar Shares plus incidental acquisition and selling expenses. The current rate of tax applicable to such chargeable gains is 25 per cent. Irish Holders who are companies may qualify for the holding company exemption from Irish corporation tax on chargeable gains provided certain conditions are met.

Irish Holders who are individuals are entitled to an annual exemption of €1,270, which may have the effect of reducing their CGT liability.

Irish Holders that realise a loss on the disposition of Glencar Shares should generally be entitled to offset such capital losses against chargeable gains realised from other sources in determining their CGT or corporation tax on chargeable gains in a year. Capital gains tax losses are restricted to the actual monetary loss suffered and would not be increased by any indexation allowances on the base cost of the shares. Capital losses that remain unrelieved in a year may generally be carried forward and applied against chargeable gains realised in future years.

Stamp Duty

No Irish stamp duty should be payable by an Irish Holder of Glencar Shares on the disposal of Glencar Shares for cash under the Offer.

Glencar Optionholders

The taxation implications for persons holding Glencar Share Options will be advised in a separate letter addressed to Glencar Optionholders which should be referred to where applicable.

Irish tax considerations for UK holders of Glencar Shares

This section applies to holders of Glencar Shares (“UK Holders”) that (i) beneficially own Glencar Shares; (ii) in the case of individual holders, are resident, ordinarily resident or domiciled in the UK for UK tax purposes; (iii) in the case of corporate holders, are resident in the UK for UK tax purposes, and not also resident in Ireland for Irish tax purposes or under the control of persons who are resident in Ireland; (iv) are considered resident in the UK for the purposes of the Ireland/UK Tax Treaty; and (v) do not hold their Glencar Shares in connection with any business carried on through a permanent establishment in Ireland.

Tax on Capital Gains

UK Holders who elect, under the Offer, to dispose of their Glencar Shares for cash should not be subject to Irish tax on any capital gain arising on the disposal of their Glencar Shares.

Stamp Duty

No Irish stamp should be payable by a UK Holder of Glencar Shares on the disposal of the Glencar Shares for cash pursuant to the Offer

United Kingdom taxation

The following paragraphs, which are intended as a general guide only, are based on current UK tax legislation and the practice of HM Revenue & Customs (“HMRC”). They summarise certain limited aspects of the UK tax treatment of acceptance of the Offer and they relate only to the position of Glencar Shareholders who are beneficial owners of their Glencar Shares, who hold their Glencar Shares as an investment (other than under an individual savings account), who are not treated for tax purposes as having received their Glencar Shares by reason of their employment and who are resident, and if an individual, ordinarily resident, in the United Kingdom for taxation purposes. If you are in any doubt as to your taxation position or if you are subject to tax in any jurisdiction other than the UK, you should consult an appropriate professional adviser immediately.

Tax on Capital Gains

Liability to UK tax on capital gains will depend on the individual circumstances of Glencar Shareholders.

A Glencar Shareholder will receive cash under the Offer, and this will be treated as a disposal, or (where relevant) part disposal, of his Glencar Shares which may, depending on the Glencar Shareholder’s individual circumstances (including the availability of exemptions or allowable losses), give rise to a liability to UK tax on capital gains.

16.	Overseas Shareholders

The attention of all Glencar Shareholders who are citizens, nationals or residents of jurisdictions outside Ireland and the United Kingdom and any persons (including, without limitation, any custodians, nominees or trustees) who would, or otherwise intend to, forward this document or the Form of Acceptance outside Ireland and the United Kingdom is drawn to paragraph 5 of Part B of Appendix I and to the relevant provisions of the Form of Acceptance.

The availability of the Offer to Overseas Shareholders may be affected by the laws of the relevant jurisdiction. Any persons who are subject to the laws of any jurisdiction other than Ireland or the United Kingdom should inform themselves about and observe any applicable requirements of that jurisdiction. The release, publication or distribution of this document and the accompanying Form of Acceptance in jurisdictions other than Ireland and the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Ireland and the United Kingdom should inform themselves about and observe any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction.

Any persons (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intend to, or who may be under a contractual or legal obligation to, forward this document, the Form of Acceptance and/or any other related document to any jurisdiction outside Ireland and the United Kingdom should inform themselves of and observe any applicable legal or regulatory requirements of the relevant jurisdiction. If you are in any doubt about your position or the action you should take, you should consult an appropriate financial adviser.

The Offer is not being made, directly or indirectly, in or into any Restricted Jurisdiction. Copies of this document and the Form of Acceptance and/or any other related document are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction and persons receiving this document and the Form of Acceptance (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from any Restricted Jurisdiction as doing so may invalidate any purported acceptance of the Offer.

17.	Procedure for acceptance of the Offer

This section should be read in conjunction with Appendix I to this document and the Form of Acceptance and its notes and instructions. The instructions and notes contained in the Form of Acceptance are deemed to be part of the terms of the Offer.

To accept the Offer, whether or not your Glencar Shares are held in CREST, you must complete and return the Form of Acceptance in accordance with the instructions set out below and the instructions printed on the Form of Acceptance.

(a)	Completion of Form of Acceptance

You should note that if you hold Glencar Shares in both certificated and uncertificated form you should complete separate Forms of Acceptance for each holding. You should complete separate Forms of Acceptance for Glencar Shares held in uncertificated form, but under different Member Account IDs. Holders of Glencar Shares in certificated form, but under different designations, should complete a separate Form of Acceptance for each designation. Additional Forms of Acceptance can be obtained by contacting Computershare Investor Services (Ireland) Limited at P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland or by telephoning them on + 353 1 447 5472.

(i)	To accept the Offer

To accept the Offer in respect of all your Glencar Shares, you must complete Box 1B, and if your Glencar Shares are in CREST, Box 6, and, if appropriate, Boxes 4 and/or 5 of the enclosed Form of Acceptance. You must also sign Box 3 on the Form of Acceptance in the presence of a witness, who must also sign in accordance with the instructions printed on the Form of Acceptance.

(ii)	To accept the Offer in respect of less than all your Glencar Shares

To accept the Offer in respect of less than all your Glencar Shares, you must insert in Box 1B on the enclosed Form of Acceptance such lesser number of Glencar Shares in respect of which you wish to accept the Offer in accordance with the instructions printed thereon. You should then follow the procedure set out in (i) above in respect of such lesser number of Glencar Shares. If you do not insert a number in Box 1B your acceptance will be deemed to be in respect of all of the Glencar Shares held by you.

(iii)	To request payment of the Consideration in Euro

To request payment of the Consideration in Euro, you should tick Box 1C on the enclosed Form of Acceptance. Otherwise the Consideration will be paid in Sterling.

Consideration paid in Euro will be calculated at the prevailing exchange rate at the time Computershare Investor Services (Ireland) Limited transfers funds from a Sterling account to a Euro denominated account for the purposes of discharging the Consideration in Euro.

If you have any questions as to how to complete the Form of Acceptance, please telephone Computershare Investor Services (Ireland) Limited on + 353 1 447 5472.

(b)	Return of Form of Acceptance

To accept the Offer, the completed Form of Acceptance should be returned, signed and witnessed, whether or not your Glencar Shares are held in CREST. The completed Form of Acceptance should be returned by post or (during normal business hours only) by hand to Computershare Investor Services (Ireland) Limited at P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland together (subject to paragraphs (c) and (d) below) with the relevant share certificate(s) and/or other document(s) of title as soon as possible and, in any event, so as to arrive no later than 1.00 p.m. (Dublin time) on 4 September 2009. An envelope (reply-paid within Ireland and the UK) is enclosed for your convenience. No acknowledgement of receipt of documents will be given by or on behalf of Gold Fields. The instructions on the Form of Acceptance are deemed to be part of the terms of the Offer.

(c)	Documents of title

If your Glencar Shares are in certificated form, a completed, signed and witnessed Form of Acceptance should be accompanied by the relevant share certificate(s) and/or other document(s) of title and should be returned by post or by hand to Computershare Investor Services (Ireland) Limited at the address set out in paragraph 17(b) above.

If for any reason the relevant share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, you should nevertheless complete, sign and lodge the Form of Acceptance as stated above so as to be received by Computershare Investor Services (Ireland) Limited not later than 1.00 p.m. (Dublin time) on 4 September 2009, and you should then arrange for the relevant share certificate(s) and/or other document(s) of title to be forwarded as soon as possible thereafter. The completed Form of Acceptance, together with any share certificate(s) and/or any other document(s) of title which you may have available, should be lodged with Computershare Investor Services (Ireland) Limited accompanied by a letter stating that the outstanding document(s) will follow or that you have not yet received your share certificate(s) from Glencar or that you have lost or do not otherwise have one or more of your share certificate(s) and/or other document(s) of title. No acknowledgement of receipt of documents will be given. In the case of non-receipt of the share certificate(s) from Glencar, you should write to Computershare Investor Services (Ireland) Limited to request your new share certificate(s).

If the share certificate(s) has/have been lost, you should as soon as possible, contact Computershare Investor Services (Ireland) Limited for a letter of indemnity for the lost share certificate(s) which, when completed in accordance with the instructions given, should be returned by post to Computershare Investor Services (Ireland) Limited at the address set out in paragraph 17(b) above.

If your shares certificate(s) is/are not in your name, you should send by post or by hand (during normal business hours only) to Computershare Investor Services (Ireland) Limited such other document(s) as establish your right to become the registered holder of the relevant Glencar Shares.

(d)	Additional procedures for Glencar Shares in uncertificated form (that is, in CREST)

If your Glencar Shares are held in uncertificated form, you should insert in Box 6 of the enclosed Form of Acceptance the Participant ID and Member Account ID under which such shares are held by you in CREST and otherwise complete and return the Form of Acceptance as described in paragraphs 17(a) and 17(b) above. In addition, you should take (or procure to be taken) the action set out below to transfer the Glencar Shares in respect of which you wish to accept the Offer to an escrow balance (that is, a transfer to escrow or TTE instruction) specifying Computershare Investor Services (Ireland) Limited (in its capacity as a CREST participant under its Participant ID referred to below) as the Escrow Agent, as soon as possible and in any event so that the transfer to escrow settles no later than 1.00 p.m. (Dublin time) on 4 September 2009.

Note that the settlement cannot take place on weekends or bank holidays (or other times at which the CREST system is non-operational). You should therefore ensure you time the input of any TTE instructions accordingly.

If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action. Your CREST sponsor will be able to confirm details of your Participant ID and the Member Account ID under which your Glencar Shares are held. In addition, only your CREST sponsor will be able to send the TTE instruction to CRESTCo in relation to your Glencar Shares.

You should send (or, if you are a CREST sponsored member, procure that your CREST sponsor sends) a TTE instruction to CRESTCo which must be properly authenticated in accordance with CRESTCo’s specifications for transfers to escrow and which must contain, in addition to the other information that is required for a TTE instruction to settle in CREST, the following details:

(i)	the number of Glencar Shares to be transferred to an escrow balance;

(ii)	your Member Account ID. This must be the same Member Account ID as the Member Account ID that is inserted in Box 6 of the Form of Acceptance:

(iii)	your Participant ID. This must be the same Participant ID as the Participant ID that is inserted in Box 6 of the Form of Acceptance;

(iv)	the Participant ID of the Escrow Agent (namely, Computershare Investor Services (Ireland) Limited, in its capacity as a CREST receiving agent). This is RA79.

(v)	the Member Account ID of the Escrow Agent. This is “GLENCAR”;

(vi)	the Form of Acceptance reference number. This is the reference number that appears next to Box 6 on page 3 of the Form of Acceptance. This reference number should be inserted in the first eight characters of the shared note field on the TTE instruction. Such insertion will enable Computershare Investor Services (Ireland) Limited to match the transfer to escrow to your Form of Acceptance. You should keep a separate record of this reference number for future reference;

(vii)	the intended settlement date. This should be as soon as possible and in any event no later than 1.00 p.m. (Dublin time) on 4 September 2009;

(viii)	the Corporate Action Number for the Offer. This is allocated by CRESTCo and can be found by viewing the relevant Corporate Action details in CREST;

(ix)	the Corporate Action ISIN. This is IE0003725383; and

(x)	the standard TTE instruction of priority 80.

After settlement of the TTE instruction, you will not be able to access the Glencar Shares concerned in CREST for any transaction for charging purposes. If the Offer becomes or is declared unconditional in all respects, the Escrow Agent will transfer the Glencar Shares concerned to itself in accordance with paragraph (e) of Part C of Appendix I of this document.

You are recommended to refer to the CREST manual published by CRESTCo for further information on the CREST procedures outlined above. For ease of processing, you are requested, wherever possible, to ensure that a Form of Acceptance relates to only one transfer to escrow.

If no Form of Acceptance reference number, or an incorrect Form of Acceptance reference number, is included on the TTE instruction, Gold Fields may treat any number of Glencar Shares transferred to an escrow balance in favour of Computershare Investor Services (Ireland) Limited from the Participant ID and Member Account ID identified in the TTE instruction as relating to any Form(s) of Acceptance which relate(s) to the same Participant ID and Member Account ID (up to the number of Glencar Shares inserted or deemed to be inserted on the Form(s) of Acceptance concerned).

You should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE instruction and its settlement. You should therefore ensure that all necessary action is taken by you (or by your CREST sponsor) to enable a TTE instruction relating to your Glencar Shares to settle prior to 1.00 p.m. (Dublin time) on 4 September 2009. In this regard, you are referred in particular to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

Gold Fields will make an appropriate announcement if any of the details contained in this paragraph (d) alter for any reason in any respect that is, in the view of Gold Fields, material to Glencar Shareholders.

(e)	Deposits of Glencar Shares into, and withdrawals of Glencar Shares from, CREST

Normal CREST procedures (including timings) apply in relation to any Glencar Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Offer (whether any such conversion arises as a result of a transfer of Glencar Shares or otherwise). Holders of Glencar Shares who are proposing to convert any such shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Glencar Shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Offer (in particular, as regards delivery of share certificate(s) or other document(s) of title or transfers to an escrow balance as described above) prior to 1.00 p.m. (Dublin time) on 4 September 2009.

(f)	Validity of acceptances

Without prejudice to Parts B and C of Appendix I of this document, Gold Fields and/or its agents reserve the right, subject to the terms of the Offer and the Irish Takeover Rules, to treat as valid, in whole or in part, any acceptance of the Offer which is not entirely in order or which is not accompanied by the relevant TTE instruction or (as applicable) the relevant share certificate(s) and/or other document(s) of title. In that event, the consideration payable under such acceptances will not be despatched until after the relevant TTE instruction has settled or (as applicable) the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to Gold Fields have been received.

(g)	Overseas Shareholders

The attention of Glencar Shareholders who are not resident in Ireland or the United Kingdom and any person (including, without limitation, any nominee, custodian or trustee) who may have an obligation to forward this document outside Ireland or the United Kingdom is drawn to paragraph 5 of Part B of Appendix I and to the relevant provisions of the Form of Acceptance.

If you are in any doubt as to the procedure for acceptance, please contact Computershare Investor Services (Ireland) Limited by telephone on + 353 1 447 5472 or at the address in paragraph 17(b) above. You are reminded that, if you are a CREST personal member, you should contact your CREST sponsor before taking any action.

18.	Settlement

Subject to the Offer becoming or being declared unconditional in all respects, settlement of the consideration to which any Glencar Shareholder is entitled under the Offer (except as provided in paragraph 5 of Part B of Appendix I to this document in the case of certain Overseas Shareholders and save to the extent that the Irish Takeover Panel permits any extension of such period) will be effected: (a) in the case of acceptances of the Offer received, complete in all respects, by the date on which the Offer becomes or is declared unconditional in all respects, within 14 days of such date; or

(b) in the case of acceptances of the Offer received, complete in all respects, after the date on which the Offer becomes or is declared unconditional in all respects but while the Offer remains open for acceptance, within 14 days of such receipt, in the following manner:

(a)	Glencar Shares in certificated form

Where an acceptance relates to Glencar Shares in certificated form, settlement of the cash consideration due will be dispatched by post (or by such other method as may be approved by the Irish Takeover Panel) to accepting Glencar Shareholders or their appointed agents. All such cash payments will be made in Sterling by cheque drawn on a branch of a UK clearing bank unless the accepting Glencar Shareholder has ticked Box 1C on the accompanying Form of Acceptance, in which case, the cash payment will be made in Euro by check drawn on a branch of an Irish clearing bank.

Consideration paid in Euro will be calculated at the prevailing exchange rate at the time Computershare Investor Services (Ireland) Limited transfers funds from a Sterling account to a Euro denominated account for the purposes of discharging the Consideration in Euro.

In the case of joint holders of Glencar Shares, relevant cheques will be despatched to the joint holder whose name appears first in the register of members.

(b)	Glencar Shares in uncertificated form (that is, in CREST)

Where an acceptance relates to Glencar Shares in uncertificated form, the cash consideration to which the accepting Glencar Shareholder is entitled will be paid in Sterling (except where the accepting Glencar Shareholder has elected otherwise by ticking Box 1C on the accompanying Form of Acceptance in which case they will be paid in Euro) by means of CREST by Gold Fields procuring the creation of an assured payment obligation in favour of the accepting Glencar Shareholder’s payment bank in respect of the cash consideration due, in accordance with CREST assured payment arrangements.

Consideration paid in Euro will be calculated at the prevailing exchange rate at the time Computershare Investor Services (Ireland) Limited transfers funds from a Sterling account to a Euro denominated account for the purposes of discharging the Consideration in Euro.

Gold Fields reserves the right to settle all or any part of the consideration, for all or any accepting Glencar Shareholder(s), in the manner referred to in paragraph (a) above, if for any reason it wishes to do so.

(c)	General

If the Offer does not become or is not declared unconditional in all respects: (a) in the case of Glencar Shares held in certificated form, completed Form(s) of Acceptance, the share certificate(s) and/or other document(s) of title will be returned by post (or such other method as may be approved by the Irish Takeover Panel) within 14 days of the Offer lapsing, to the person or agent whose name and address is set out in Box 2 of the Form of Acceptance or, if none is set out, to the first named or sole holder at his or her registered address; and (b) in the case of Glencar Shares held in uncertificated form, Computershare Investor Services (Ireland) Limited will, immediately after the lapsing of the Offer (or within such longer period, not exceeding 14 days after the Offer has lapsed, as the Irish Takeover Panel may approve), give TTE instructions to CRESTCo to transfer all relevant Glencar Shares held in escrow balance and in relation to which it is the Escrow Agent for the purpose of the Offer to the original available balances of the Glencar Shareholders concerned.

All documents and remittances delivered or sent by, to or from Glencar Shareholders or their appointed agents will be delivered or sent at their own risk and may be sent by post.

19.	Further information

Your attention is drawn to the conditions and further terms of the Offer set out in Appendix I to this document and in the Form of Acceptance and to the other information set out in the Appendices which form part of this document.

20.	Action to be taken

If you wish to accept the Offer in respect of Glencar Shares held in certificated form (that is, not in CREST), please return the relevant Form of Acceptance duly completed, by post or by hand (during normal business hours only) to Computershare Investor Services (Ireland) Limited at P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland together with the relevant share certificate(s) and/or other document(s) of title as soon as possible and, in any event, so as to arrive no later than 1.00 p.m. (Dublin time) on 4 September 2009. The procedure for such acceptance is set out in paragraphs 17(a) and (b) of this letter and in the Form of Acceptance. An envelope (reply-paid within Ireland and the UK) is enclosed for your convenience.

If you wish to accept the Offer in respect of your Glencar Shares held in uncertificated form (that is, in CREST), please return the relevant Form of Acceptance duly completed, by post or by hand (during normal business hours only) to Computershare Investor Services (Ireland) Limited at P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland as soon as possible and, in any event, so as to arrive no later than 1.00 p.m. (Dublin time) on 4 September 2009. In addition, you must send (or, if you are a CREST sponsored member, procure that your CREST sponsor sends) a TTE instruction in accordance with the procedure set out above in paragraph 17(d) of this letter, as soon as possible and, in any event, so that the TTE Instruction settles no later than 1.00 p.m. (Dublin time) on 4 September 2009. An envelope (reply-paid within Ireland and the UK) is enclosed for your convenience.

Yours faithfully,

TD McKeith

Director of Gold Fields

On behalf of the Board of Gold Fields

APPENDIX I

CONDITIONS AND FURTHER TERMS OF THE OFFER

PART A: CONDITIONS OF THE OFFER

The Offer complies with the Irish Takeover Rules and, where relevant, the AIM Rules, the IEX Rules and the respective rules and regulations of the London Stock Exchange, the Irish Stock Exchange and the applicable provisions of the US federal securities laws and is subject to the terms and conditions set out below. The Offer and any acceptances thereunder will be governed by Irish law and subject to the exclusive jurisdiction of the courts of Ireland, which exclusivity shall not limit the right to seek provisional or protective relief in the courts of another state during or after any substantive proceedings have been instituted in Ireland, nor shall it limit the right to bring enforcement proceedings in another state on foot of an Irish judgment.

The Offer will be subject to the following conditions:

(a)	valid acceptances being received (and not, where permitted, withdrawn) by not later than 1.00 p.m. (Dublin time) on 4 September 2009 (or such later time(s) and/or date(s) as Gold Fields may, subject to the Irish Takeover Rules, decide) in respect of such number of Glencar Shares which represent in aggregate not less than 80 (eighty) per cent in nominal value of the Glencar Shares (or such lower percentage, being more than 50 (fifty) per cent. as Gold Fields may determine in its sole discretion;

(b)	all filings having been made and all or any applicable waiting periods (including any extensions thereof) shall have terminated, lapsed or expired, as appropriate, in each case in connection with the Offer;

(c)	no Irish, South African or foreign, federal, state or local governmental commission, board, body, bureau, or other regulatory authority or agency, including courts and other judicial bodies, any competition, anti-trust or supervisory body or other governmental, trade or regulatory agency or body, securities exchange or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of any of the foregoing, in each case, in any jurisdiction (each a “Governmental Authority”) having instituted or implemented any action, proceeding, investigation, enquiry, reference or suit or having made, enforced, enacted, issued or deemed applicable to the Offer any statute, regulation or order or having withheld any consent which would or would reasonably be expected to:

(i)	make the Offer or its implementation, or the acquisition or proposed acquisition by Gold Fields of any shares in, or control of, Glencar, or any of the assets of Glencar, void, illegal or unenforceable under the laws of any jurisdiction or otherwise, directly or indirectly, restrain, revoke, prohibit, restrict or materially delay the same or impose additional or different conditions or obligations with respect thereto;

(ii)	result in a material delay in the ability of Gold Fields, or render Gold Fields unable, to acquire some or all of the Glencar Shares or result in or effect any divestiture of, or requirement to hold separate (including by establishing a trust or otherwise), or agree to restrict its ownership or operation of, any business or assets of Glencar, or to enter into any settlement or consent decree, or agree to any undertaking, with respect to any business or assets of Glencar;

(iii)

impose any limitation on or result in a material delay in the ability of Gold Fields to acquire, or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares, Glencar Shares, (or the equivalent) in, or to exercise voting or management control over, Glencar or any Subsidiary or subsidiary undertaking of Glencar or on the ability of any member of the Glencar Group to hold or exercise effectively, directly or indirectly, rights of ownership of shares (or the equivalent) in, or to exercise rights of voting or management control over, any member of the Glencar Group;

(iv)	require any member of the Gold Fields Group or any member of the Glencar Group to acquire or offer to acquire any shares or other securities which constitute a substantial interest (or the equivalent) in, or any interest in any material asset owned by, any third party;

(v)	except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Glencar Group taken as a whole, impose any limitation on the ability of any member of the Glencar Group to integrate or co-ordinate its business, or any part of it, with the businesses of any member of the Gold Fields Group;

(vi)	result in any member of the Glencar Group ceasing to be able to carry on business in any jurisdiction in which it currently does;

(vii)	except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Glencar Group taken as a whole, cause any member of the Glencar Group to cease to be entitled to any authorisation, order, recognition, grant, consent, clearance, confirmation, licence, permission or approval used by it in the carrying on of its business in any jurisdiction; or

(viii)	except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Glencar Group taken as a whole, otherwise adversely affect the business, profits, assets, liabilities, financial or commercial position of any member of the Glencar Group, for the purposes of this Appendix I, the effects referred to in the foregoing paragraphs (i) through (viii) are referred to as a “Restraint”;

(d)	having obtained (i) from any Governmental Authority any Clearances required to be obtained or made by the Glencar Group or Gold Fields in connection with the Offer (except, in each case, for any Clearance or additional instrument that does not impose a Restraint on Glencar or Gold Fields), and (ii) any third party Clearances required to be obtained to accept the Offer (except where the consequence thereof would not be material (in value terms or otherwise) in the context of the Glencar Group taken as a whole), it being understood that neither Glencar nor Gold Fields shall be required to make any material payments, other than filing or other fees payable to a Governmental Authority for seeking the relevant Clearance, all such Clearances remaining in full force and effect, there being no notified intention to revoke or vary or not to renew the same at the time at which the Offer becomes otherwise unconditional;

(e)	all applicable waiting periods and any other time periods during which any Governmental Authority could, in respect of the Offer or the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in, or control of, Glencar or any member of the Glencar Group by Gold Fields, institute or implement any legal action, proceeding or suit under the laws of any jurisdiction which would be reasonably expected to have a material adverse effect (in value terms or otherwise) in the context of the Glencar Group taken as a whole), having expired, lapsed or been terminated;

(f)	there being no provision of any arrangement, agreement, licence, permit, franchise, facility, lease or other instrument to which any member of the Glencar Group is a party or by or to which any such member or any of its respective assets may be bound, entitled or be subject and which, in consequence of the Offer or the acquisition or proposed acquisition by Gold Fields of any shares or other securities (or the equivalent) in or control of Glencar or any member of the Glencar Group or because of a change of control or management of Glencar or otherwise, would or would be reasonably expected to result (except where, in any of the following cases, the consequences thereof would not be material (in value terms or otherwise) in the context of the Glencar Group taken as whole) in:

(i)	save as disclosed, any monies borrowed by, or any indebtedness or liability (actual or contingent) of, or any grant available to any member of the Glencar Group becoming, or becoming capable of being declared, repayable immediately or prior to their or its stated maturity;

(ii)	the creation or enforcement of any mortgage, charge or other security interest wherever existing or having arisen over the whole or any part of the business, property or assets of any member of the Glencar Group or any such mortgage, charge or other security interest becoming enforceable;

(iii)	any such arrangement, agreement, licence, permit, franchise, facility, lease or other instrument or the rights, liabilities, obligations or interests of any member of the Glencar Group thereunder, or the business of any such members with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated or adversely modified or any adverse action being taken or any obligation or liability arising thereunder;

(iv)	any assets or interests of, or any asset the use of which is enjoyed by, any member of the Glencar Group being or falling to be disposed of or charged, or ceasing to be available to any member of the Glencar Group or any right arising under which any such asset or interest would be required to be disposed of or charged or would cease to be available to any member of the Glencar Group otherwise than in the ordinary course of business;

(v)	any member of the Glencar Group ceasing to be able to carry on business, being prohibited from carrying on business or being subject to a restriction imposing a non-compete, exclusivity or similar restrictive covenant on the Glencar Group, in each case, in any jurisdiction;

(vi)	the value of, or financial or commercial position of any member of the Glencar Group being prejudiced or adversely affected; or

(vii)	the creation of any liability or liabilities (actual or contingent) by any member of the Glencar Group;

unless, if any such provision exists, such provision shall have been waived, modified or amended on terms satisfactory to Gold Fields;

(g)

save as publicly announced by Glencar (by the delivery of an announcement to the London Stock Exchange) since 31 December 2008 the Glencar Group has conducted its business in the ordinary course consistent with past practice in all material respects and in compliance in all material respects with all applicable laws and regulations and using reasonable endeavours to preserve substantially intact its business organisation and goodwill and keeping available the services of its executive officers and key employees and preserving the relationships with those Persons having business dealings with the Glencar Group, and no member of the Glencar Group having taken since 31 December 2008 any of the following actions (except as expressly required by the Offer, or to the extent Gold Fields shall consent in writing):

(i)	amend its memorandum and articles of association or its equivalent organisational documents;

(ii)	(A) except pursuant to the exercise of the Glencar Share Options and Glencar Share Warrants granted prior to the date of this announcement and disclosed, issue or agree to issue any shares, or any rights or securities convertible or exchangeable into, or grant the right to call for the issue of, any shares, effect any share split, share combination, reverse share split, share dividend, recapitalisation, alter the rights attaching to any shares, or effect any reduction, repayment or cancellation of share capital or share premium or capitalise any reserves or redeem or buy-back any shares or other similar transaction, and (B) grant, confer or award any option, right, warrant, deferred stock unit, conversion right or other right not existing on the date of this announcement to acquire any of its shares (whether or not pursuant to the Glencar Share Option Scheme);

(iii)	save as disclosed (A) increase any compensation payable to an employee or enter into any severance agreement, (B) grant any bonuses, (C) adopt any new employee benefit plan (including any share option, share benefit or share purchase plan) or pension scheme or amend any existing employee benefit plan or pension scheme (including, without prejudice to the generality of the foregoing, changing the entitlements to benefits under a pension scheme, or the benefits that accrue under a pension scheme, or the amounts payable thereunder, or the basis of calculation of such amounts, or the basis on which any pension scheme is funded), except for changes which are less favourable to participants in such plans or are required to implement the Offer, (D) commence or terminate the employment of any employee or proposed employee whose annual remuneration exceeds US$50,000 or (E) enter into or amend or otherwise modify any agreement or arrangement with Persons that are Affiliates or are officers or directors of Glencar;

(iv)	(A) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, stock or other property) with respect to any Glencar Shares or allow any of Glencar’s Subsidiaries to pay or make any such dividend, distribution or payment (other than dividends or distributions from a wholly owned Glencar Subsidiary to another Glencar Subsidiary or to Glencar), or (B) directly or indirectly redeem, purchase or otherwise acquire any of Glencar’s Shares or any equity interest of any of the Glencar Subsidiaries, other than in connection with (1) the acquisition of Glencar Shares from holders of Glencar Share Options or Glencar Share Warrants in full or partial payment of the exercise price payable by such holders upon exercise of Glencar Share Options or Glencar Share Warrants outstanding as of the date of this announcement, and (2) tax withholdings upon the exercise of Glencar Share Options;

(v)	save as disclosed, merge with, enter into a consolidation with, enter into a scheme of arrangement with or acquire an interest in any Person or acquire a substantial portion of the assets or business of any Person or any division or line of business thereof, or otherwise acquire any assets other than in the ordinary course of business consistent with past practice, or enter into any agreement or arrangement for any of the above;

(vi)	save as disclosed, other than in the ordinary course of business consistent with past practice, sell, lease, license, pledge, transfer, or otherwise dispose of or encumber any properties or assets of Glencar or of any of its Subsidiaries (including any accounts, leases, contracts or intellectual property or any assets or the stock of any of its Subsidiaries);

(vii)	save as disclosed, (A) enter into any material joint venture or profit sharing agreement or (B) except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Glencar Group taken as a whole), enter into or vary any contract, transaction, arrangement or commitment or announce its intention to enter into or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or would be materially restrictive on the business of any member of the Glencar Group;

(viii)	(A) create, incur or suffer to exist any indebtedness for borrowed money except (1) such indebtedness which existed as of 31 December 2008 as reflected on the balance sheet included in Glencar’s Annual Report for the financial year ended 31 December 2008 or (2) any indebtedness owed to Glencar by any of its direct or indirect wholly owned Subsidiaries, (B) guarantee indebtedness of another Person, or (C) issue, sell or amend any debt securities or warrants or other rights to acquire any debt securities of Glencar or any of its Subsidiaries, or guarantee any debt securities of another Person;

(ix)	make any change to its methods, principles or practices of accounting currently in effect, except (A) as required by generally accepted accounting principles, (B) as required by a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organisation), or (C) as required by a change in applicable law;

(x)	make or change any tax election, settle or compromise any tax claim or amend any tax return;

(xi)	save as disclosed, open or expand any facility or office;

(xii)	settle or compromise any litigation or other disputes (whether or not commenced prior to the date of this announcement) other than settlements or compromises for litigation or other disputes where the settlement imposes no material (in this context, material shall mean material to either Glencar or Gold Fields) obligation other than the payment of cash and the amount paid in settlement or compromise, excluding any amounts that may be paid under existing insurance policies;

(xiii)	save as disclosed, authorise, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Glencar or any of its Subsidiaries;

(xiv)	save as disclosed incur any administration and exploration expenditure in excess of €70,000 per month;

(xv)	other than in the ordinary course of business, modify, amend or terminate any material contract or agreement to which Glencar or any of its Subsidiaries is a party, or knowingly waive, release or assign any material rights or claims (including any write-off or other compromise of any accounts receivable of Glencar or any of its Subsidiaries); or

(xvi)	authorise any of, or commit or agree, in writing or otherwise, to take any of the foregoing actions, or otherwise agree to take any action inconsistent with any of the foregoing paragraphs (g)(i) to (xv);

(h)	save as disclosed and/or save as publicly disclosed by Glencar by the delivery of an announcement to the London Stock Exchange and/or the Irish Stock Exchange at any time up to 24 July 2009 (being the date of the Announcement):

(i)	there not having arisen any adverse change or adverse deterioration in the business, assets, financial or commercial position or profits of Glencar or any member of the Glencar Group (save to an extent which would not have a material adverse effect (in value terms or otherwise) in the context of the Glencar Group taken as a whole);

(ii)	no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Glencar Group is or would reasonably be expected to become a party (whether as plaintiff or defendant or otherwise) and no investigation by any Governmental Authority against or in respect of any member of the Glencar Group having been instituted or remaining outstanding by, against or in respect of any member of the Glencar Group (save where the consequences of such litigation, arbitration proceedings, prosecution or other legal proceedings or investigation are not or would not have a material adverse effect (in value terms or otherwise) in the context of the Glencar Group taken as a whole) and no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Glencar Group or the Wider Gold Fields Group is a party having been instituted by a third party (other than a Governmental Authority) which makes the Offer or its implementation, or the acquisition or proposed acquisition by Gold Fields of any shares in, or any of the material assets (which for this purpose means any intellectual property, or any assets that are material, in value terms or otherwise, in the context of the Glencar Group taken as a whole) of, Glencar or control of, Glencar, void, illegal or unenforceable under the laws of any jurisdiction or otherwise, directly or indirectly, restrains, revokes, prohibits, restricts or materially delays the same or imposes additional or different conditions or obligations with respect thereto; or

(iii)	no contingent or other liability existing or having arisen which would reasonably be expected to affect adversely any member of the Glencar Group (save where such liability is not or would not be material (in value terms or otherwise) in the context of the Glencar Group taken as a whole);

(i)	save as disclosed and/or save as publicly disclosed by Glencar by the delivery of an announcement to the London Stock Exchange and/or the Irish Stock Exchange at any time up to 24 July 2009 (being the date of the Announcement) Gold Fields not having discovered:

(i)	that any financial, business or other information concerning the Glencar Group which has been disclosed is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make the material information contained therein not misleading, (save where the consequences of which would not be material (in value terms or otherwise) in the context of the Glencar Group taken as a whole);

(ii)	that any member of the Glencar Group is subject to any liability (actual or contingent) which is material (in value terms or otherwise) in the context of the Glencar Group taken as a whole;

(iii)	in relation to any release, emission, discharge, disposal or other fact or circumstance which has caused or might impair the environment or harm human health, that any past or present member of the Glencar Group has acted in material violation of any laws, statutes, regulations, notices or other legal or regulatory requirements of any third party (except where the consequences thereof would not be material (in value terms or otherwise) in the context of the Glencar Group, taken as a whole);

(iv)	that there is, or is likely to be, any liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Glencar Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority (whether by formal notice or order or not) or third party or otherwise (save where such liability is not or would not be material (in value terms or otherwise) in the context of the Glencar Group taken as a whole); or

(v)	the circumstances which exist which are likely to result in any actual or contingent liability to any member of the Glencar Group under any applicable legislation referred to in sub-paragraph (iv) above to improve or modify existing or install new plant, machinery or equipment or to carry out any changes in the process currently carried out (save where such liability is not or would not be material (in value terms or otherwise) in the context of the Glencar Group taken as a whole).

(j)	Save as disclosed, no member of the Glencar Group being in default under the terms or conditions of any facility or agreement or arrangement for the provision of loans, credit or drawdown facilities, or of any security, surety or guarantee in respect of any facility or agreement or arrangement for the provision of loans, credit or drawdown facilities to any member of the Glencar Group (save where such default is not or would not be material (in value terms or otherwise) in the context of the Glencar Group taken as a whole);

(k)	for the purposes of the conditions set out above:

(i)	“disclosed” means fairly disclosed in writing by or on behalf of Glencar to Gold Fields Group or its Representatives at any time up to the date hereof;

(ii)	“Glencar Group” means Glencar and its Subsidiaries and subsidiary undertakings;

(iii)	“parent undertaking”, “subsidiary undertaking”, “associated undertaking” and “undertaking” have the meanings given by the European Communities (Companies: Group Accounts) Regulations, 1992;

(iv)	“Gold Fields Group” means Gold Fields, and its parent undertaking and its Subsidiaries and subsidiary undertakings and any other Subsidiary or subsidiary undertaking of its parent undertaking;

(v)	“substantial interest” means an interest in 5 per cent. or more of the voting equity capital of an undertaking; and

(vi)	“Wider Gold Fields Group” means the Gold Fields Group, its associated undertakings and any entities in which any member of the Gold Fields Group holds a substantial interest.

Subject to the requirements of the Irish Takeover Panel, Gold Fields reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of the conditions other than (a) above.

If Gold Fields is required to make an offer for Glencar Shares under the provisions of Rule 9 of the Irish Takeover Rules, Gold Fields may make such alterations to any of the above conditions as are necessary to comply with the provisions of that rule.

Gold Fields reserves the right at its discretion to effect the Offer as a scheme of arrangement under Section 201 of the Companies Act, 1963. In such event, the Offer will be implemented on the same terms (subject to appropriate amendments), in as far as is applicable, as those which apply to the Offer.

PART B: FURTHER TERMS OF THE OFFER

Except where the context requires otherwise, any reference in Parts B and C of this Appendix I and in the Form of Acceptance:

(a)	to the Offer will include any revision, variation or extension of it;

(b)	to the Offer becoming unconditional will include the Offer becoming or being declared unconditional;

(c)	to the Offer being or becoming or being declared unconditional will be construed as the Offer being or becoming or being declared unconditional as to acceptances whether or not any other condition of the Offer remains to be fulfilled;

(d)	to the acceptance condition means the condition as to acceptances of the Offer set out in paragraph (a) of Part A of this Appendix I and references to the Offer becoming unconditional as to acceptances will be construed accordingly;

(e)	to the Offer Document will mean this document and any other document containing the Offer; and

(f)	to acting in concert will be construed in accordance with the meaning attributed to that phrase in Appendix IV.

The following further terms apply, unless the context requires otherwise, to the Offer.

1.	Acceptance Period

(a)	The Offer will initially be open for acceptance until 1.00 p.m. (Dublin time) on 4 September 2009. Gold Fields reserves the right (but will not be obliged, other than as required by the Irish Takeover Panel) at any time and from time to time to extend the Offer after such time.

(b)	Although no revision is envisaged, if the Offer is revised it will remain open for acceptance for a period of at least 14 calendar days (or such other period as may be permitted by the Irish Takeover Panel) following the date written notice of the revision is despatched to Glencar Shareholders. Except with the consent of the Irish Takeover Panel, no revision of the Offer may be made after 22 September 2009 or, if later, the date 14 calendar days before the last date on which the Offer can become unconditional.

(c)	The Offer, whether revised or not, will not (except with the consent of the Irish Takeover Panel) be capable of becoming unconditional after 5.00 p.m. (Dublin time) on 6 October 2009 (or any other time and/or date beyond which Gold Fields has stated that the Offer will not be extended and has not, where permitted, withdrawn that statement), nor of being kept open for acceptances after that time and/or date unless the Offer has previously become unconditional, provided that Gold Fields reserves the right, with the permission of the Irish Takeover Panel, to extend the Offer to any later time(s) and/or date(s). Except with the consent of the Irish Takeover Panel, Gold Fields may not, for the purposes of determining whether the acceptance condition has been satisfied, take into account acceptances received or purchases of Glencar Shares made after 1.00 p.m. (Dublin time) on 6 October 2009 (or any other time(s) and/or date(s) beyond which Gold Fields has stated that the Offer will not be extended and has not, where permitted, withdrawn that statement) or, if the Offer is so extended, such later time(s) and/or date(s) as Gold Fields, with the permission of the Irish Takeover Panel, may determine.

(d)	If the Offer becomes unconditional, it will remain open for acceptance for not less than 14 calendar days from the date on which it would otherwise have expired. If the Offer has become unconditional and it is stated that the Offer will remain open until further notice, then not less than 14 calendar days’ notice in writing will be given prior to the closing of the Offer by or on behalf of Gold Fields to those Glencar Shareholders who have not accepted the Offer.

(e)	If a competing offer or other competitive situation arises after Gold Fields has made a “no extension” statement and/or a “no increase” statement (as referred to in the Irish Takeover Rules) in connection with the Offer, Gold Fields may, if it specifically reserves the right to do so at the time such statement is made (or otherwise with the consent of the Irish Takeover Panel), choose not to be bound by or withdraw such statement and be free to revise and/or extend the Offer provided it complies with the requirements of the Irish Takeover Rules and in particular that:

(i)	it announces the withdrawal as soon as possible and in any event within four business days of the firm announcement of the competing offer or other competitive situation;

(ii)	it notifies Glencar Shareholders to that effect in writing at the earliest opportunity or, in the case of Glencar Shareholders with registered addresses outside Ireland and the United Kingdom or whom Gold Fields knows to be nominees, custodians or trustees holding Glencar Shares for such persons, by announcement in Ireland and the United Kingdom at the earliest opportunity; and

(iii)	any Glencar Shareholder who accepted the Offer after the date of the “no extension” or “no increase” statement is given a right of withdrawal in accordance with paragraph 3(c) of this Part B.

Gold Fields may choose not to be bound by a “no increase” or “no extension” statement if, having reserved the right to do so, it posts an increased or improved offer (either as to the value or form of the consideration or otherwise) which is recommended for acceptance by the Board of Glencar, or in other circumstances permitted by the Irish Takeover Panel.

(f)	For the purposes of determining whether the acceptance condition has been satisfied, Gold Fields will not be bound (unless otherwise required by the Irish Takeover Panel) to take into account any Glencar Shares which have been issued or unconditionally allotted or which arise as the result of the exercise of subscription or conversion rights before that determination takes place unless written notice containing relevant details of the allotment, issue, subscription or conversion has been received from Glencar or its agents before that time by Gold Fields or Computershare Investor Services (Ireland) Limited on behalf of Gold Fields at the address specified in paragraph 3(a) of this Part B. Notification by telex or facsimile or other electronic transmissions or copies will not be sufficient.

2.	Announcements

(a)	Without prejudice to paragraph 3(a) below, by 8.00 a.m. (Dublin time) on the business day (the relevant day) following the day on which the Offer is due to expire, or becomes unconditional, or is revised or is extended, as the case may be, (or such later time or date as the Irish Takeover Panel may agree), Gold Fields will make an appropriate announcement and simultaneously inform the Irish Stock Exchange and the London Stock Exchange of the position and provide a copy of such notice to the Stock Exchanges. Such announcement will also state (unless otherwise permitted by the Irish Takeover Panel) the total number of Glencar Shares and rights over Glencar Shares (as nearly as practicable):

(i)	for which acceptances of the Offer have been received (showing the extent, if any, to which such acceptances have been received from persons acting or deemed to be acting in concert (for the purposes of the Irish Takeover Rules and in relation to the Offer) with Gold Fields);

(ii)	acquired or agreed to be acquired by or on behalf of Gold Fields or any person acting or deemed to be acting in concert with Gold Fields during the Offer Period; and

(iii)	held by or on behalf of Gold Fields or any person acting or deemed to be acting in concert with Gold Fields prior to the Offer Period,

and will specify the percentage of Glencar’s share capital represented by each of these figures. Any decision to extend the time and/or date by which the acceptance condition has to be satisfied may be made at any time up to, and will be announced not later than 8.00 a.m. (Dublin Time) on the relevant day (or such later time and/or date as the Irish Takeover Panel may agree). The announcement will also state the next expiry date unless the Offer is unconditional, in which case it may instead state that the Offer will remain open until further notice. In computing the number of Glencar Shares represented by acceptances and purchases, there may be included or excluded for announcement purposes, subject to paragraph 6(f) of this Part B, acceptances and purchases not in all respects in order or subject to verification.

(b)	In this Appendix I, references to the making of an announcement or the giving of notice by or on behalf of Gold Fields include the release of an announcement by public relations consultants or by Canaccord Adams on behalf of Gold Fields to the press and the delivery by hand or telephone, telex or facsimile transmission or other electronic transmission of an announcement to a Regulatory Information Service. An announcement made otherwise than to a Regulatory Information Service will be notified simultaneously to a Regulatory Information Service (unless the Irish Takeover Panel otherwise agrees).

(c)	Without limiting the manner in which Gold Fields may choose to make any public statement and subject to Gold Fields’s obligations under applicable law, Gold Fields will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to a Regulatory Information Service.

3.	Rights of withdrawal

(a)	If Gold Fields, having announced the Offer to be unconditional, fails by 3.30 p.m. (Dublin time) on the relevant day (or such later time and/or date as the Irish Takeover Panel may agree) to comply with any of the other relevant requirements specified in paragraph 2(a) of this Part B, an accepting Glencar Shareholder may (unless the Irish Takeover Panel otherwise agrees) immediately after that time withdraw his acceptance of the Offer by written notice signed by the accepting Glencar Shareholder (or his agent duly appointed in writing and evidence of whose appointment, in a form reasonably satisfactory to Gold Fields, is produced with the notice) given by post or (during normal business hours only) by hand to Computershare Investor Services (Ireland) Limited at P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland on behalf of Gold Fields. Subject to paragraph 1(c) of this Part B, this right of withdrawal may be terminated not less than eight calendar days after the relevant day by Gold Fields confirming, if that be the case, that the Offer is still unconditional and complying with the other relevant requirements specified in paragraph 2(a) of this Part B. If any such confirmation is given, the first period of 14 calendar days referred to in paragraph 1(d) of this Part B will run from the date of that confirmation and compliance.

(b)	If by 3.00 p.m. (Dublin time) on 25 September 2009 (or such later time and/or date as the Irish Takeover Panel may agree) the Offer has not become unconditional, an accepting Glencar Shareholder may withdraw his acceptance at any time thereafter in the manner referred to in paragraph 3(a) of this Part B, before the earlier of:

(i)	the time that the Offer becomes unconditional; and

(ii)	the final time for lodgement of acceptances which can be taken into account in accordance with paragraph 1(c) of this Part B.

(c)	If a “no extension” and/or “no increase” statement is withdrawn in accordance with paragraph 1(e) of this Part B, any acceptance made by a Glencar Shareholder after the date of that statement may be withdrawn thereafter in the manner referred to in paragraph 1(e) of this Part B for a period of eight calendar days following the date on which the notice of the withdrawal of such statement is posted to Glencar Shareholders.

(d)	Except as provided by this paragraph 3 acceptances of the Offer will be irrevocable.

(e)	Withdrawals of Glencar Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Glencar Shareholder and must be received by the Receiving Agent at the place of deposit of the applicable Glencar Shares before such Glencar Shares are accepted, or accepted and paid for in the case of paragraph (c) above. Notice of withdrawal must: (i) be in writing (which includes facsimile or notice by electronic means that produces a printed copy); (ii) be made on behalf of the depositing holder; (iii) be signed by the person who signed the Form of Acceptance accompanying the Glencar Shares which are to be withdrawn; and (iv) specify such person’s name, the number of Glencar Shares to be withdrawn, the name of the registered holder and (if applicable) the certificate number shown on each certificate representing the Glencar Shares to be withdrawn. The withdrawal shall take effect upon actual receipt of the written notice by the Receiving Agent.

(f)	In this paragraph 3, written notice (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting Glencar Shareholder or his/their agent(s) duly appointed in writing (evidence of whose appointment satisfactory to Gold Fields is produced with the notice). Telex, e-mail, facsimile or other electronic transmissions or copies will not be sufficient.

4.	Revised Offer

(a)	Although no such revision is envisaged, if the Offer (in its original or any previously revised form(s)) is revised (either in its terms or conditions or in the value or form of the consideration offered or otherwise), and any such revised Offer represents on the date on which the revision is announced (on such basis as Gold Fields may consider appropriate) an improvement (or no diminution) in the value of the consideration of the Offer as so revised compared with the value of the consideration or terms previously offered, or in the overall value received by a Glencar Shareholder (under or in consequence of the Offer or otherwise), the benefit of the revised Offer will, subject to paragraphs 4(c), 4(d) and 5 of this Part B, be made available to any Glencar Shareholder who has validly accepted the Offer in its original or any previously revised form(s) and who has not validly withdrawn such acceptance (a Previous Acceptor). The acceptance by or on behalf of a Previous Acceptor of the Offer in its original or any previously revised form(s) shall, subject to paragraphs 4(c), 4(d) and 5 of this Part B, be deemed to be an acceptance of the Offer as so revised and will also constitute an authority to Gold Fields or any of its respective directors, authorised representatives and agents as his attorney and/or agent (attorney):

(i)	to accept any such revised Offer on behalf of such Previous Acceptor;

(ii)	if such revised Offer includes alternative forms of consideration, to make on his behalf elections for and/or accept such alternative forms of consideration on his behalf in such proportions as such attorney in his absolute discretion thinks fit; and

(iii)	to execute on behalf of and in the name of such Previous Acceptor all such further documents and take such further actions (if any) as may be required to give effect to such acceptances and/or elections.

In making any such acceptance or making any such election, the attorney will take into account the nature of any previous acceptances and/or elections made by the Previous Acceptor and such other facts or matters as he may reasonably consider relevant.

(b)

Gold Fields reserves the right (subject to paragraph 4(a) above) to treat an executed Form of Acceptance or TTE instruction relating to the Offer in its original or any previously revised form(s) which is received (or dated) on or after the Announcement or issue of the Offer in any revised form as a valid acceptance of the revised Offer (and, where applicable, a valid election for the alternative form(s) of consideration). Such acceptance will constitute an authority in the terms of paragraph 4(a) above, mutatis mutandis, on behalf of the relevant Glencar Shareholder.

(c)	The deemed acceptances and elections referred to in this paragraph 4 shall not apply and the authorities conferred by this paragraph 4 shall not be exercised by Gold Fields or any of its respective directors, authorised representatives and agents if, as a result thereof, the Previous Acceptor would (on such basis as Gold Fields may consider appropriate) thereby receive, under or in consequence of the Offer and/or any alternative pursuant thereto as revised or otherwise, less consideration in aggregate under the revised Offer than he would have received in aggregate consideration as a result of acceptance of the Offer in the form in which it was originally accepted by him or on his behalf, having regard to any previous acceptance or election originally made by him, unless the Previous Acceptor has previously otherwise agreed in writing.

(d)	The deemed acceptances and elections referred to in this paragraph 4 will not apply, and the authorities conferred by this paragraph will be ineffective, to the extent that a Previous Acceptor lodges with Computershare Investor Services (Ireland) Limited in the manner specified in paragraph 3(a) of this Part B, within 14 calendar days of the posting of the document pursuant to which the revision of the Offer is made available to Glencar Shareholders, a Form of Acceptance or some other form issued by or on behalf of Gold Fields in which the Glencar Shareholder validly elects to receive the consideration receivable by him under such revised Offer in some other manner.

5.	Overseas Shareholders

(a)	The making of the Offer in, or to certain persons who are resident in, or citizens or nationals of, jurisdictions outside Ireland and the United Kingdom or to custodians, nominees of or trustees for such persons, may be affected by the laws of the relevant jurisdictions. Glencar Shareholders who are residents, citizens or nationals of jurisdictions outside Ireland and the United Kingdom should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such person wishing to accept the Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required and compliance with other necessary formalities. Any such Overseas Shareholder will be responsible for the payment of any issue, transfer or other taxes due in that jurisdiction of whomsoever payable and Gold Fields and any person acting on its behalf shall be fully indemnified and held harmless by such Overseas Shareholder for any such issue, transfer or other taxes as such person may be required to pay. If you are an Overseas Shareholder and you are in doubt about your position, you should consult your professional adviser in the relevant jurisdiction.

(b)	The Offer is not being made, directly or indirectly, in or into any jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction, including Australia, Canada or Japan, by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchanges of any of these jurisdictions. Such means or instrumentalities include, but are not limited to, facsimile transmission, telex, telephone and internet.

(c)

Copies of this document, the Form of Acceptance and any related Offer document(s) are not being, and must not be, mailed or otherwise distributed or sent in or into any Restricted Jurisdiction including to Glencar Shareholders with registered addresses in such jurisdictions or to persons whom Gold Fields knows to be nominees, custodians or trustees holding Glencar Shares for such persons. The Offer is not being made, directly or indirectly, in or into any Restricted Jurisdiction, or by the use of the mails, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce, or by any facility of a national securities exchange of any Restricted Jurisdiction, and the Offer will not be capable of acceptance by any such means, instrumentality or facility from within any Restricted Jurisdiction. Envelopes containing the Form of Acceptance or other documents relating to the Offer must not be postmarked in any Restricted Jurisdiction or otherwise despatched from any Restricted Jurisdiction and all acceptors must provide addresses outside of any such Restricted Jurisdiction on the receipt of the consideration to which they are entitled under the Offer and which is despatched by post pursuant to paragraph (d)(ii) of Part C of this Appendix I or for the return of the Form of Acceptance and (in relation to Glencar Shares in certificated form) any share certificate(s) and/or other document(s) of title.

(d)	A Glencar Shareholder will, subject to the paragraphs below, be deemed not to have validly accepted the Offer if:

(i)	such shareholder puts “NO” in Box 4 of the Form of Acceptance and thereby does not give the representation and warranty set out in paragraph (c) of Part C of this Appendix I to the effect that such shareholder has not received or sent copies or originals of this document, the Form of Acceptance or any related offering documents in, into or from any jurisdiction where it would be unlawful to make the Offer and has not otherwise utilised in connection with the Offer, directly or indirectly, the use of mails of, or any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone or email) of interstate or foreign commerce of, or any facility of a national securities exchange of any jurisdiction where it would be unlawful to make the Offer;

(ii)	having completed Box 2 of the Form of Acceptance with a registered address in any jurisdiction where it would be unlawful to make the Offer, such shareholder does not insert in Box 5 of the Form of Acceptance the name and address of a person or agent outside any jurisdiction where it would be unlawful to make the Offer to whom such shareholder wishes the consideration to which such shareholder is entitled under the Offer to be sent;

(iii)	such shareholder inserts in Box 5 of the Form of Acceptance the name and address of a person or agent in any jurisdiction where it would be unlawful to make the Offer to whom such shareholder wishes the consideration to which such shareholder is entitled under the Offer to be sent; or

(iv)	in any case, the Form of Acceptance received from such shareholder is received in an envelope postmarked in, or which otherwise appears to Gold Fields or its agents to have been sent from, or otherwise evidences use of any means or instrumentality of interstate or foreign commerce of any jurisdiction where it would be unlawful to make the Offer.

Gold Fields reserves the right, in its sole discretion, to investigate, in relation to any acceptance whether the representation and warranty set out in paragraph (c) of Part C of this Appendix I could have been truthfully given by the relevant Glencar Shareholder and, if such investigation is made and, as a result, Gold Fields cannot satisfy itself that such representation and warranty was true and correct, such acceptance shall not, subject to paragraphs 5(f) and 5(g) below, be valid.

(e)

If, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees) whether pursuant to a contractual or legal obligation or otherwise forwards this document, the Form of Acceptance or any related Offer document in, into or from any jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction or uses the mails or any means or instrumentality (including, without limitation, facsimile transmission, e-mail, telex and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of any jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction in connection with such forwarding, such person should:

(i)	inform the recipient of such fact;

(ii)	explain to the recipient that such action may invalidate any purported acceptance by the recipient; and

(iii)	draw the attention of the recipient to this paragraph 5.

(f)	Notwithstanding anything to the contrary contained in this document or the Form of Acceptance, Gold Fields may make the Offer (with or without giving effect to the foregoing paragraphs of this paragraph 5) in any jurisdiction where to do so would otherwise constitute a violation of the relevant laws in such jurisdiction if the Offer is made pursuant to an exemption under, or in accordance with, applicable law in such jurisdiction and in this connection the provisions of paragraph (c) of Part C of this Appendix I will be varied accordingly.

(g)	The provisions of this paragraph 5 supersede any terms of the Offer inconsistent with them. The provisions of this paragraph 5 and/or any other terms of the Offer relating to Overseas Shareholders may be waived, varied or modified as regards specific Glencar Shareholder(s) or on a general basis by Gold Fields in its absolute discretion.

6.	General

(a)	Except with the consent of the Irish Takeover Panel, the Offer will lapse unless all the conditions relating to the Offer have been fulfilled or (if capable of waiver) waived, or, where appropriate, have been determined by Gold Fields to be, and continue to be, satisfied by 5.00 p.m. on 25 September 2009 or by 5.00 p.m. on the date which is 21 days after the date on which the Offer becomes unconditional, whichever is the later, or such later date as Gold Fields, with the consent of the Irish Takeover Panel, may decide. To the extent that the Offer would give rise to a concentration with a Community dimension within the scope of Council Regulation (EC) No. 139/2004 (the Regulation), the Offer shall lapse if the European Commission initiates proceedings in respect of that concentration under Article 6(1)(c) of the Regulation or refers the concentration to a competent authority of a Member State under Article 9(1) of the Regulation before the First Closing Date or the date when the Offer becomes or is declared unconditional as to acceptances, whichever is the later.

(b)	If the Offer lapses, it will cease to be capable of further acceptance and accepting Glencar Shareholders and Gold Fields will cease to be bound by Forms of Acceptance submitted before the time the Offer lapses.

(c)	If the Offer is declared unconditional in all respects and sufficient acceptances under the Offer are received, Gold Fields intends to apply the provisions of section 204, Companies Act, 1963 to acquire compulsorily any outstanding Glencar Shares to which the Offer relates.

Glencar Shareholders who wish to be better informed about section 204, Companies Act 1963 should consult their legal advisers.

Furthermore, Gold Fields intends to procure that Glencar applies for the cancellation of admission to trading of the Glencar Shares on the Irish Stock Exchange and the London Stock Exchange and for Glencar’s listing on IEX and AIM to be cancelled. Such cancellation of admission to trading will take effect no earlier than 20 business days after: the earlier of (a) Gold Fields has by virtue of its shareholding (if any) and acceptances under the Offer, acquired or agreed to acquire 75 per cent. of the issued share capital of Glencar or (b) the first date of issue of the compulsory acquisition notices under section 204, Companies Act 1963 as appropriate.

(d)	The expression Offer Period when used in this document means, in relation to the Offer, the period commencing on (and including) 24 July 2009 until whichever of the following dates will be the latest:

(i)	1.00 p.m. (Dublin time) on 4 September 2009;

(ii)	the date on which the Offer lapses; and

(iii)	the date on which the Offer becomes unconditional.

(e)	Except with the consent of the Irish Takeover Panel, settlement of the consideration to which any Glencar Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which Gold Fields may otherwise be, or claim to be, entitled as against such Glencar Shareholder and will be effected:

(i)	in the case of acceptances received, complete in all respects (including the relevant transfer to escrow or (as applicable) receipt of relevant share certificate(s) and/or other documents of title or indemnities satisfactory to Gold Fields), by the date on which the Offer becomes or is declared unconditional in all respects, within 14 calendar days of such date; or

(ii)	in the case of acceptances of the Offer received, complete in all respects, after the date on which the Offer becomes or is declared unconditional in all respects, but while it remains open for acceptance, within 14 calendar days of such receipt.

(f)	All Sterling cash payments (other than payments made by means of CREST) will be made by cheque drawn on a branch of UK clearing bank. All Euro cash payments (other than payments made by means of CREST) will be made by cheque drawn on a branch of an Irish clearing bank. Notwithstanding the right reserved by Gold Fields to treat a Form of Acceptance as valid (even though the relevant Form of Acceptance is not entirely in order or, in the case of Glencar Shares in certificated form, is not accompanied by the relevant share certificate(s) and/or other document(s) of title), except as otherwise agreed with the Irish Takeover Panel:

(i)	an acceptance of the Offer will only be counted towards fulfilling the acceptance condition if the requirements of Rule 10.3 and, if applicable, Rule 10.5 of the Irish Takeover Rules are satisfied in respect of it;

(ii)	a purchase of Glencar Shares by Gold Fields or its nominee(s) (or, if relevant, any person deemed to be acting in concert with Gold Fields, or its nominee(s)) will only be counted towards fulfilling the acceptance condition if the requirements of Rule 10.4 and, if applicable, Rule 10.5 of the Irish Takeover Rules are satisfied in respect of it; and

(iii)	the Offer will not become unconditional unless Computershare Investor Services (Ireland) Limited has issued a certificate to Gold Fields or its respective agents stating the number of Glencar Shares in respect of which acceptances have been received which comply with subparagraph (i) above and the number of Glencar Shares otherwise acquired, whether before or during the Offer Period, which comply with subparagraph (ii) above. Gold Fields will send a copy of such certificate to the Irish Takeover Panel and to Glencar’s financial advisers as soon as possible after it is issued.

(g)	The terms, provisions, instructions and authorities contained in the Form of Acceptance constitute part of the terms of the Offer. Words and expressions defined in this document have the same meanings when used in the Form of Acceptance, unless the context otherwise requires. The provisions of this Appendix I shall be deemed to be incorporated into and form part of the Form of Acceptance.

(h)	All references in this document and in the Form of Acceptance to 4 September 2009 will (except in paragraph 1(a) of this Part B and 6(d) above and where the context otherwise requires) be deemed, if the expiry date of the Offer be extended, to refer to the expiry date of the Offer as so extended.

(i)	References in paragraph 5 of this Part B and in Part C of this Appendix I to a Glencar Shareholder will include references to the person or persons executing a Form of Acceptance and in the event of more than one person executing a Form of Acceptance, such paragraphs will apply to them jointly and severally.

(j)	Any omission to despatch this document, the Form of Acceptance or any notice required to be despatched under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is made, or should be made, will not invalidate the Offer in any way.

(k)	Gold Fields reserves the right to treat acceptances of the Offer as valid if received by it at any place or places determined by it otherwise than as set out in this document or the Form of Acceptance.

(l)	No acknowledgement of receipt of any Form of Acceptance, transfer by means of CREST, share certificate(s) or other document(s) of title will be given by, or on behalf of, Gold Fields. All communications, notices, certificates, documents of title and remittances to be delivered by, or sent to or from, Glencar Shareholders (or their designated agent(s)) will be delivered by or sent to or from them (or their designated agent(s)) at their own risk.

(m)	The Offer extends to persons to whom the Offer is made or should be made to whom this document, the Form of Acceptance or any related documents may not be despatched and such persons may collect copies of these documents from Computershare Investor Services (Ireland) Limited at the address set out in paragraph 3(a) of this Part B.

(n)	Subject to applicable law, Gold Fields reserves the right to notify any matter including the making of the Offer to all or any Glencar Shareholders with a registered address outside Ireland or the United Kingdom; or whom Gold Fields knows to be a custodian, trustee or nominee holding Glencar Shares for persons who are citizens, residents or nationals of jurisdictions outside Ireland and the UK, by announcement or by paid advertisement in a daily newspaper published and circulated in Ireland and the United Kingdom in which event such notice will be deemed to have been sufficiently given, notwithstanding any failure by any such shareholder(s) to receive or see such notice, and all references in this document to notice in writing by or on behalf of Gold Fields will be construed accordingly.

(o)	The Offer is made at 5.00 p.m. on 7 August 2009 and is capable of acceptance from and after that time. The Offer has been made by means of this document and an advertisement proposed to be published in the Financial Times (United Kingdom and Ireland editions) on 10 August 2009.

(p)	If the Offer does not become unconditional in all respects:

(i)	the Form of Acceptance, share certificates and/or other documents of title will be returned by post (or such other method as may be approved by the Irish Takeover Panel) within 14 calendar days of the Offer lapsing to the person or agent whose name and address is set out in the relevant box in the Form of Acceptance or, if none is set out, to the first-named holder at his registered address; and

(ii)	in respect of Glencar Shares held in uncertificated form, Computershare Investor Services (Ireland) Limited will, immediately after the lapsing of the Offer (or within such longer period as the Irish Takeover Panel may permit, not exceeding 14 calendar days of the lapsing of the Offer), give instructions to CRESTCo to transfer all Glencar Shares held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Offer to the original available balances of the Glencar Shareholders concerned.

(q)	All powers of attorney, appointments of agents and authorities conferred by this Appendix I or in the Form of Acceptance are given by way of security for the performance of the obligations of the Glencar Shareholder concerned and are irrevocable in accordance with Section 20 of the Powers of Attorney Act 1996 except in the circumstances where the donor of such power of attorney or authority or appointor is entitled to withdraw his acceptance in accordance with paragraph 3 of this Part B and duly does so.

(r)	In relation to any acceptance of the Offer in respect of a holding of Glencar Shares which are in uncertificated form, Gold Fields reserves the right to make such alterations, additions or modifications to the terms of the Offer as may be necessary or desirable to give effect to any purported acceptance of the Offer, whether in order to comply with the facilities or requirements of CREST or otherwise, provided any such alterations, additions or modifications are consistent with the requirements of the Irish Takeover Rules or are otherwise made with the consent of the Irish Takeover Panel.

(s)	For the purposes of this document, the time of receipt of a TTE instruction shall be the time at which the relevant instruction settles in CREST.

(t)	Neither Gold Fields, nor any subsidiary or parent of Gold Fields nor any agent or director of Gold Fields, nor any person acting on behalf of any of them, shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the Offer or otherwise in connection therewith.

(u)	All references in this Appendix I to any statute or statutory instrument shall include a statute or statutory provision which amends, consolidates or replaces the same.

(v)	The Offer and all Forms of Acceptance and all acceptances and elections in respect thereof will be governed by and construed in accordance with Irish law.

PART C: FORM OF ACCEPTANCE

Each Glencar Shareholder by whom, or on whose behalf, any Form of Acceptance is executed and lodged with Computershare Investor Services (Ireland) Limited irrevocably undertakes, represents, warrants and agrees to and with Gold Fields (so as to bind him and his personal representatives, heirs, successors and assigns) to the following effect:

(a)	that the execution of the Form of Acceptance shall constitute:

(i)	an acceptance of the Offer in respect of the number of Glencar Shares inserted or deemed to be inserted in Box 1B of the Form of Acceptance; and

(ii)	an undertaking to execute any further documents, take any further action and give any further assurances which may be required in connection with the foregoing,

in each case on and subject to the terms and conditions set out in this document and the Form of Acceptance and that, subject only to the rights of withdrawal set out in paragraph 3 of Part B of this Appendix I, each such acceptance, election and undertaking shall be irrevocable.

If Box 1B is left blank or a number greater than such Glencar Shareholder’s registered holding appears in Box 1B or the Form of Acceptance is otherwise completed incorrectly, but the Form of Acceptance is signed in Box 3, it will be deemed to be an acceptance by such Glencar Shareholder of the Offer in respect of the total number of Glencar Shares registered in his name;

(b)	that he is irrevocably and unconditionally entitled to transfer the Glencar Shares in respect of which the Form of Acceptance is completed and that the Glencar Shares in respect of which the Offer is accepted, or is deemed to be accepted, are sold fully paid and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever and together with all rights attaching thereto, including the right to receive in full all dividends and other distributions, if any, declared, paid or made after the date of this document;

(c)	that, unless he has written “NO” in Box 4 of the Form of Acceptance:

(i)	he has not received or sent copies or originals of this document, the Form of Acceptance or any related documents in, into, or from any jurisdiction where it would be unlawful to make the Offer;

(ii)	he has not used in connection with the Offer or the execution or delivery of the Form of Acceptance, directly or indirectly, the mails of, or any means or instrumentality (including, without limitation, facsimile transmissions, telex and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of any jurisdiction where it would be unlawful to make the Offer;

(iii)	in respect of the Glencar Shares to which the Form of Acceptance relates, he is not an agent or fiduciary acting on a non-discretionary basis for a principal who has given any instructions with respect to the Offer from within any jurisdiction where it would be unlawful to make the Offer (unless such person has given all instructions with respect to the Offer from outside any jurisdiction where it would be unlawful to make the Offer);

(iv)	this document, the Form of Acceptance or any related offering documents have not been mailed or otherwise distributed or sent directly or indirectly in, into or from any Restricted Jurisdiction and he is accepting the Offer from outside a Restricted Jurisdiction; and

(v)	he has not signed the Form of Acceptance in any jurisdiction where it would be unlawful to make the Offer;

(d)	that the execution of the Form of Acceptance and its delivery to Computershare Investor Services (Ireland) Limited constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms and to the accepting Glencar Shareholder not having validly withdrawn his acceptance, the irrevocable separate appointment of Gold Fields as such Glencar Shareholder’s attorney and/or agent (attorney), with an irrevocable instruction to the attorney to:

(i)	complete and execute all or any form(s) of transfer and/or renunciation and/or other document(s) in the attorney’s discretion in relation to the Glencar Shares referred to in paragraph (a)(i) of this Part C in favour of Gold Fields or as Gold Fields or its agents may direct;

(ii)	deliver such form(s) of transfer and/or renunciation and/or other document(s) at the attorney’s discretion together with any certificate(s) and/or other document(s) of title relating to such Glencar Shares for registration within six months of the Offer becoming unconditional in all respects; and

(iii)	do all such other acts and things as may in the opinion of such attorney be necessary or expedient for the purpose of, or in connection with, the acceptance or deemed acceptance of the Offer and to vest in Gold Fields or its nominee the Glencar Shares as aforesaid;

(e)	that the execution of the Form of Acceptance and its delivery to Computershare Investor Services (Ireland) Limited constitutes the irrevocable appointment of Computershare Investor Services (Ireland) Limited as such Glencar Shareholder’s attorney and/or agent (attorney) and an irrevocable instruction and authority to the attorney:

(i)	subject to the Offer becoming unconditional in all respects in accordance with its terms and to an accepting Glencar Shareholder not having validly withdrawn his acceptance, to transfer to itself (or to such other person or persons as Gold Fields or its agents may direct) by means of CREST all or any of the Relevant Glencar Shares in uncertificated form (but not exceeding the number of Glencar Shares in uncertificated form in respect of which the Offer is accepted or deemed to be accepted); and

(ii)	if the Offer does not become unconditional in all respects, to give instructions to CRESTCo, immediately after the lapsing of the Offer (or within such longer period as the Irish Takeover Panel may permit, not exceeding 14 calendar days from the lapsing of the Offer), to transfer all such Relevant Glencar Shares to the original available balance of the accepting Glencar Shareholder.

In this paragraph, “Relevant Glencar Shares” means Glencar Shares in uncertificated form in respect of which a transfer or transfers to escrow has or have been effected in accordance with the procedures described in paragraph 17(d) of the letter from Gold Fields contained in Part II of this document and where the transfer or transfers to escrow was or were made in respect of Glencar Shares held under the same Member Account ID and Participant ID as the Member Account ID and Participant ID relating to the relevant Form of Acceptance (but irrespective of whether or not any Form of Acceptance reference number, or a Form of Acceptance reference number corresponding to that appearing on the relevant Form of Acceptance, was included in the relevant TTE instruction).

(f)	that the execution of the Form of Acceptance and its delivery to Computershare Investor Services (Ireland) Limited constitutes, subject to the Offer becoming unconditional in all respects in accordance with its terms and to the accepting Glencar Shareholder not having validly withdrawn his acceptance, a separate and irrevocable instruction, authority and request:

(i)	to Glencar or its agents to procure the registration of the transfer of those Glencar Shares that are in certificated form pursuant to the Offer and the delivery of the share certificate(s) and/or other document(s) of title in respect thereof to Gold Fields or as it may direct; and

(ii)	if the Glencar Shares comprised or deemed comprised in such acceptance are in certificated form (or in circumstances where the following sub-paragraph applies), to Gold Fields or its agents, to procure the despatch by post (or such other method as may be approved by the Irish Takeover Panel) of a cheque drawn on a branch of a UK clearing bank (in the case of Sterling payments) or an Irish clearing bank in the case of Euro payments in respect of cash consideration to which he is entitled under the Offer, at the risk of such Glencar Shareholder, to the person or agent whose name and address is set out in Box 5 of the Form of Acceptance if an alternative address other than that set out in Box 2 is to be used or, if none is set out, to the first-named holder at his registered address set out in Box 2;

(iii)	if the Glencar Shares comprised or deemed comprised in such acceptance are in uncertificated form, to Gold Fields or its agents to procure the making of a CREST payment obligation in favour of the Glencar Shareholder’s payment bank in accordance with the CREST payment arrangements in respect of any cash consideration to which such shareholder is entitled under the Offer, provided that Gold Fields may (if, for any reason, it wishes to do so) determine that all or any part of any such cash consideration shall be paid by cheque drawn on a branch of a UK clearing bank (in the case of Sterling payments) or an Irish clearing bank in the case of Euro payments despatched by post;

(g)	that the execution of the Form of Acceptance and its delivery constitutes a separate authority to Gold Fields and/or its agents within the terms of paragraphs 4 and 5 of Part B of this Appendix I;

(h)	that, subject to the Offer becoming unconditional in all respects (or, in the case of voting by proxy, if the Offer will become unconditional in all respects or lapse depending upon the outcome of the resolution in question) or if the Irish Takeover Panel otherwise gives its consent, in respect of Glencar Shares in respect of which the Offer has been accepted, or is deemed to be accepted, which acceptance has not been validly withdrawn, and which have not been registered in the name of Gold Fields:

(i)	Gold Fields or its agents be entitled to direct the exercise of any votes and any other rights and privileges (including the right to requisition the convening of a general meeting of Glencar or of any class of its shareholders) attaching to any Glencar Shares;

(ii)	the execution of a Form of Acceptance by a Glencar Shareholder shall constitute with regard to such Glencar Shares:

(A)	an authority to Glencar and/or its agents from such Glencar Shareholder to send any notice, warrant, document or other communication which may be required to be sent to him as a member of Glencar (including any share certificate(s) or other document(s) of title issued as a result of a conversion of such Glencar Shares into certificated form) to Gold Fields at its registered office;

(B)	an authority to Gold Fields and/or its agents to sign any consent to short notice on his behalf and/or attend and/or execute a form of proxy in respect of such Glencar Shares appointing any person nominated by Gold Fields to attend general meetings and separate class meetings of Glencar or its members (or any of them) (and any adjournments thereof) and to exercise the votes attaching to such shares on his behalf, where relevant, such votes to be cast so far as possible to satisfy any outstanding condition of the Offer; and

(C)	the agreement of such Glencar Shareholder not to exercise any of such rights without the consent of Gold Fields and the irrevocable undertaking of such Glencar Shareholder not to appoint a proxy to attend any such general meeting or separate class meeting;

(i)	that he will deliver (or procure the delivery) to Computershare Investor Services (Ireland) Limited at the address referred to in paragraph 3(a) of Part B of this Appendix I his share certificate(s) or other document(s) of title in respect of all Glencar Shares held by him in certificated form in respect of which the Offer has been accepted or is deemed to have been accepted and not validly withdrawn, or an indemnity acceptable to Gold Fields in lieu thereof, as soon as possible and in any event within six months of the Offer becoming unconditional in all respects;

(j)	that he will take (or procure to be taken) the action specified in accordance with paragraph 17(d) of the letter from Gold Fields contained in Part II of this document to transfer all those Glencar Shares held by him in uncertificated form in respect of which the Offer has been accepted or is deemed to have been accepted and not validly withdrawn in order to send a TTE instruction as soon as possible and in any event so that the TTE instruction settles within six months of the Offer becoming unconditional in all respects;

(k)	that if, for any reason, any Glencar Shares in respect of which a TTE instruction has been effected in accordance with paragraph 17(d) of the letter from Gold Fields contained in Part II of this document are converted to certificated form, he will (without prejudice to paragraph (h)(ii)(A) of this Part C of this Appendix I) immediately deliver or procure the immediate delivery of the share certificate(s) or other document(s) of title in respect of all such Glencar Shares as so converted to Computershare Investor Services (Ireland) Limited at the address referred to in paragraph 3(a) of Part B of this Appendix 1 or to Gold Fields at its registered office or to such other address as Gold Fields or its agents may direct, and he shall be deemed upon conversion to undertake, represent, warrant and agree in the terms set out in this Part C of this Appendix I in relation to such Glencar Shares;

(l)	that the creation of a CREST payment obligation in favour of his payment bank in accordance with the CREST payment arrangements referred to in paragraph (f)(iii) of this Part C of this Appendix I shall, to the extent of the obligation so created, discharge in full any obligation of Gold Fields to pay to him the cash consideration to which he is entitled pursuant to the Offer; that Gold Fields may decide to settle all or part of the consideration due to a Glencar Shareholder whose shares are in uncertificated form by cheque in accordance with paragraph (f)(iii) of this Part C of this Appendix I;

(m)	that, if he accepts the Offer, he will do all such acts and things as shall, in the opinion of Gold Fields or Computershare Investor Services (Ireland) Limited, be necessary or expedient to vest in Gold Fields or its nominee(s) or such other persons as Gold Fields may decide the Glencar Shares comprised or deemed comprised in the Form of Acceptance and, in respect of such Glencar Shares in uncertificated form, all such acts and things as may be necessary or expedient to enable Computershare Investor Services (Ireland) Limited to perform its functions as Escrow Agent for the purposes of the Offer;

(n)	that the terms and conditions of the Offer contained in this document will be incorporated and deemed to be incorporated in, and form part of, the Form of Acceptance, which will be read and construed accordingly;

(o)	that he will ratify each and every act or thing which may be done or effected by Gold Fields or Computershare Investor Services (Ireland) Limited or any director of Gold Fields or Computershare Investor Services (Ireland) Limited or their respective agents or Glencar or its agents, as the case may be, in the exercise of any of his or its powers and/or authorities hereunder (and to indemnify each such person against any losses arising therefrom);

(p)	that, if any provision of Part B of this Appendix I or this Part C of this Appendix I will be unenforceable or invalid or will not operate so as to afford Gold Fields or Computershare Investor Services (Ireland) Limited or any director or duly authorised representative of any of them or their respective agents the benefit of the authority expressed to be given therein, he agrees with all practicable speed to do all such acts and things and execute all such documents that may be required to enable those persons to secure the full benefits of Part B of this Appendix I and this Part C of this Appendix I; and

(q)	that the execution of the Form of Acceptance constitutes his submission, in relation to all matters arising out of the Offer and the Form of Acceptance, to the jurisdiction of the Courts of Ireland and that nothing shall limit the right of Gold Fields to bring any action, suit or proceedings arising out of or in connection with the Offer and the Form of Acceptance in any other manner permitted by law or in any court of competent jurisdiction.

References in this Part C of this Appendix I to a Glencar Shareholder shall include references to the person or persons executing a Form of Acceptance, and in the event of more than one person executing a Form of Acceptance the provisions of this Part C of this Appendix I shall apply to them jointly and to each of them.

APPENDIX II

FINANCIAL INFORMATION RELATING TO GLENCAR

This section comprises summary financial information for the years ended 31 December 2006, 2007 and 2008, extracted from the Annual Reports and Accounts, on which the independent auditors have issued unqualified audit reports. The financial information in this Appendix II is extracted without material adjustment from the published audited consolidated accounts for those periods. The financial information in this Appendix II does not constitute statutory accounts within the meaning of section 19 of the Companies (Amendment) Act, 1986.

Group income statement

For the year ended 31 December

	Note	2008 US$	2007 US$	2006 US$
Administrative expenses		(742,477)	(755,888)	(630,492)
Cost of share awards		-	-	(643,328)
(Loss)/Gain on exchange		(359,415)	26,814	214,001

Operating loss		(1,101,892)	(729,074)	(1,059,819)

Exceptional item	11	-	-	(455,198)
Movement in associate undertaking	2	2,341,578	-	-
Bank interest receivable		81,427	179,181	90,612
Interest payable		(35,027)	(28,284)	(24,822)

Profit/(loss) on ordinary activities before taxation		1,286,086	(578,177)	(1,449,227)

Taxation		(2,113)	(1,815)	(1,734)

Profit for the year attributable to equity holders		1,283,973	(579,992)	(1,450,961)

Earnings/(loss) per share	3	0.48	(0.23)	(0.64)

Diluted earnings/(loss) per share	3	0.45	(0.22)	(0.62)

Group balance sheet

As at 31 December

	Note	2008 US$	2007 US$
Assets
Property, plant and equipment		279,261	525,932
Intangible assets	4	10,353,049	9,331,764
Investment in associate	2/6	2,365,056	-

		12,997,366	9,857,696

Current assets
Debtors		214,753	19,407
Cash		471,621	3,313,251

		686,374	3,332,658

Total assets		13,683,740	13,190,354

Equity

Capital and reserves attributable to the Group’s equity holders
Share capital	7	10,206,269	9,457,194
Share premium	8	43,084,472	41,617,993
Capital conversion reserve fund		82,092	82,092
Retained losses		(40,264,400)	(41,536,426)

		13,108,433	9,620,853
Minority interest	9	(112,660)	2,881,231

Total equity		12,995,773	12,502,084

Liabilities
Non-current liabilities
Creditors and accrued expenses	10	253,220	330,853

Current liabilities
Trade and other payables		434,747	357,417

Total liabilities		687,967	688,270

Total equity and liabilities		13,683,740	13,190,354

Group cash flow statement

For the year ended 31 December

	Note	2008 US$	2007 US$
Cash flows from operating activities
Cash used in operations		(1,138,772)	(859,783)
Corporation tax paid		(2,114)	(1,815)

Net cash used in operating activities		(1,140,886)	(861,598)

Cash flows from investing activities
Purchases of property, plant and equipment		(19,945)	(200,367)
Purchases of intangible assets		(3,809,572)	(1,997,800)
Interest received		81,427	179,181

Net cash used in investing activities		(3,748,090)	(2,018,986)

Cash flows from financing activities
Proceeds from issuance of ordinary shares		2,215,554	4,558,440

Net cash generated from financing activities		2,215,554	4,558,440

Net (decrease)/increase in cash		(2,673,422)	1,677,856
Cash movement arising from elimination of associate cash balance		(168,208)	-
Cash at beginning of year		3,313,251	1,635,395

Cash at end of year		471,621	3,313,251

Statement of Accounting policies

The following accounting policies are applied consistently in dealing with items which are considered material in relation to the Group’s financial statements.

BASIS OF ACCOUNTING

The financial statements have been prepared in accordance with accounting standards generally accepted in Ireland and the Companies Acts 1963 to 2006. Accounting standards generally accepted in Ireland in preparing financial statements giving a true and fair view are those published by the Institute of Chartered Accountants in Ireland and issued by the International Accounting Standards Board.

BASIS OF GROUP CONSOLIDATION

The Group financial statements include the financial statements of the company and each of its subsidiary undertakings, having eliminated all inter-company transactions and balances. Acquisitions are dealt with on the basis of acquisition accounting, whereby the identifiable assets and liabilities acquired are recorded at their fair value and compared with the fair value of the total cost of the acquisition, including associated costs. Goodwill arising on acquisition of subsidiary undertakings is carried at cost and is tested annually for impairment. Any impairment losses are written off to the income statement in the year of impairment. The results of subsidiaries acquired or disposed of are included in the Group income statement from the date of acquisition and up to the date of disposal respectively. The profit or loss on disposal of subsidiary undertakings is determined, inter alia, by the inclusion in the income statement of goodwill previously written off against reserves. Subsidiaries where the Group has been released from any financial liability in respect of the subsidiary are not consolidated. In the company’s own balance sheet, investments in subsidiaries are stated at cost less provisions for any permanent diminution in value.

INVESTMENTS IN ASSOCIATES

Entities in which the Group holds a participating interest and exercises significant influence are treated as Associates and are accounted for in the Consolidated Financial Statements using the Equity Method.

EXPLORATION COSTS

In accordance with International Financial Reporting Standard 6 – Exploration For and Evaluation of Mineral Resources, the Group uses the cost method of recognition. Exploration costs include licence costs, survey, geophysical and geological analysis and evaluation costs, costs of drilling and project-related overheads. Exploration expenditure in respect of properties and licences not in production is deferred and is carried forward in the balance sheet under intangible assets in respect of each area of interest where:

(i) The operations are ongoing in the area of interest and exploration or evaluation activities have not reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves; or

(ii) Such costs are expected to be recouped through successful development and exploration of the area of interest or alternatively by its realisation.

When the directors decide that no further expenditure on an area of interest is worthwhile, the related expenditure is written off or down to an amount, which it is considered represents the residual value of the Group’s interest therein.

TANGIBLE ASSETS AND DEPRECIATION

Tangible assets are stated at cost less accumulated depreciation. Depreciation is provided on all tangible assets so as to write off the cost less estimated residual value of each asset over its expected useful economic life on a straight-line basis at the following annual rates:

Fixtures, fittings and plant 15%

Computer equipment 25%

TRADE AND OTHER RECEIVABLES

Trade receivables are recognised and carried at the lower of their original invoiced value and recoverable amount. Where the time value of money is material, receivables are carried at amortised cost. Provision is made when there is objective evidence that the Group will not be able to recover balances in full. Balances are written off when the probability of recovery is assessed as being remote.

TRADE AND OTHER PAYABLES

Trade payables are stated at their fair value. Trade payables on extended terms are recorded at their fair value at the period end, with any discount to fair value amortised over the period of the credit term and charged to finance costs.

FOREIGN CURRENCIES

Monetary assets and liabilities denominated in a foreign currency are translated into US dollars at the exchange rate ruling at the balance sheet date, unless specifically covered by foreign exchange contracts whereupon the contract rate is used. Revenues, costs and non-monetary assets are translated at the exchange rates ruling at the dates of the transactions. All exchange differences are dealt with through the income statement.

PENSIONS

The company operates defined contribution schemes and pension benefits are funded by way of contributions from the company and employees. Company contributions are charged to the profit and loss account in the year in which they become payable.

DEFERRED TAXATION

Full provision is made for deferred tax liabilities arising from timing differences between the gains and losses in the financial statements and their recognition in a tax computation, using the liability method. Timing differences are temporary differences between profits as computed for taxation purposes and profits as stated in the financial statements. Deferred tax assets are recognised to the extent that it is considered probable that future taxable profits will be generated to enable the Group to utilise either the timing differences or tax losses.

EMPLOYEE SHARE SCHEMES

The company operates an executive remuneration scheme under which certain executive and non-executive directors and certain staff of the company are granted options to acquire ordinary shares in the company at the market price on the day of grant. Such options can only be exercised within five years of the anniversary of the date of grant.

Under International Financial Reporting Standard No. 2 – Share-Based Payment the company calculates the fair value of the equity instruments granted at the date of grant, using a binomial pricing share valuation model which takes into account various factors including vesting periods, share price volatility, option life, expected dividends and risk-free interest rates.

Notes to the group financial statements

1.	Segmental reporting

For the purpose of segmental information the operations of the Group comprise one class of business, the exploration for gold and metals. Segmental information for Ireland includes the corporate costs of the organisation.

	Carrying value of segment assets		Additions to Property, Plant and Equipment and Intangible Assets		Total Liabilities
	2008	2007	2008	2007	2008	2007
	US$	US$	US$	US$	US$	US$
Ireland	685,202	3,232,937	-	15,922	492,767	475,648
Ghana	1,652,510	1,652,742	14,768	26,455	192,478	192,825
Uganda	439,672	432,638	2,835	4,199	-	17,075
Mali	10,906,356	7,872,037	5,958,924	3,948,631	2,722	2,722

	13,683,740	13,190,354	5,976,527	3,995,207	687,967	688,270

The depreciation charge of US$78,093 (2007: US$84,638) on tangible assets relates US$7,626 (2007: US$9,297) to the Irish business segment and US$70,467 (2007: €75,341) to the Mali business segment.

2.	Movement on associate undertaking

Under the terms of the Framework Agreement between the Gold Fields subsidiary, Orogen Holdings (BVI) Limited and Centrebind Agency Limited, a subsidiary of Glencar Mining plc, Orogen Holdings (BVI) Limited became entitled during 2007 and again in 2008 to convert certain amounts of preference shares in Glencar International (BVI) Limited into ordinary shares at predetermined conversion rates. At the balance sheet date, the rate of conversion of the total number of preference shares would give Orogen Holdings (BVI) Limited a 53.68 per cent. interest in the share capital of Glencar International (BVI) Limited. This leaves Centrebind Agency Limited with a 46.32 per cent. interest in the share capital of Glencar International (BVI) Limited. As such, Glencar International (BVI) Limited is no longer a subsidiary as defined in IAS 27 ‘Consolidated and Separate Financial Statements’, and has been accounted for in the consolidated financial statements as an associate undertaking, using the Equity Method of accounting. This change in accounting from a subsidiary to an associate undertaking resulted in a gain to the Group of €2,341,578, arrived at as follows:

US$

Net book value of associate fixed assets eliminated	(5,123,820)

Cash and cash equivalents eliminated	(168,208)
Minority interest in associate eliminated	5,070,433
Share of associate profits eliminated	11,947
Recognition of associate debtor in group balance sheet	209,699
Amounts owed to associate in respect of share capital	(23,529)

Net book value of assets and liabilities eliminated/recognised	(23,478)
Fair value of consideration received (share of net assets of associate)	2,365,056

Net gain accruing to the Group	2,341,578

3.	Profit/(loss) per share

2008

The profit per ordinary share of US$0.0048 (2007: loss of US$0.0023) is based on the profit for the financial year of US$1,283,973 (2007: loss of US$579,992) and 264,934,591 ordinary shares (2007: 250,956,330), being the weighted average number of shares in issue for the year. The share options and warrants had a dilutive effect on the profit per ordinary share at 31 December 2008 giving a diluted profit per share of US$0.0045 (2007: loss of US$0.0022).

2007

The loss per ordinary share of US$0.0023 (2006 – loss of US$0.0064) is based on the loss for the financial year of US$579,992 (2006 – loss of US$1,450,961) and 250,956,330 ordinary shares (2006 –225,587,031), being the weighted average number of shares in issue for the year. The share options and warrants had a dilutive effect on the loss per ordinary share at 31 December 2007 giving a diluted loss per share of US$0.0022 (2006 – loss of US$0.0062).

4.	Intangible Assets

Deferred Exploration	2008 US$	2007 US$
Cost
At beginning of year	9,664,984	5,870,144
Additions	5,956,582	3,794,840
Transfer out of associate assets	(4,935,297)	-
Impairment	-	-

At end of year	10,686,269	9,664,984

Depreciation
At beginning of year	333,220	333,220
Charge for year	-	-
Transfer out of associate assets	-	-

At end of year	333,220	333,220

Net book value
At end of year	10,353,049	9,331,764

At beginning of year	9,331,764	5,536,924

Expenditure on exploration activities is deferred on areas of interest until a reasonable assessment can be determined of the existence or otherwise of economically recoverable reserves. The directors have reviewed the carrying value of the deferred exploration expenditure and consider it to be fairly stated and not impaired.

Included in deferred exploration expenditure is US$70,467 (2007: US$75,341) of a depreciation charge on tangible fixed assets relating to exploration projects.

5.	Composition of group

At 31 December 2008 the company had the following subsidiary undertakings:

Name and Registered office	Incorporated In	Main Activity	Proportion of holding

Centrebind Agency Limited Totalserve House 17, Gr. Xenopoulou Street 3106 Limassol Cyprus	Cyprus	Intermediate holding company	100%

Held by Centrebind Agency Limited Ensign Resources Limited PO Box 118 Chesterfield House Victoria Street Douglas Isle of Man IM1 2LR	Isle of Man	Intermediate holding company	100%

Glencar Mali s.a.r.l Faladie Sema Rue 841 Porte 202 BP:366 Bamako Mali	Mali	Mineral exploration	95%

Held by Ensign Resources Limited Antubia Resources Limited 21 5th Circular Road PO Box C 2173 Cantonments Accra, Ghana	Ghana	Mineral exploration	100%

Glencar (Uganda) Limited PO Box 882 Kampala Uganda	Uganda	Mineral exploration	100%

Wassa Holdings Limited 19/21 Circular Road Douglas Isle of Man	Isle of Man	Holding of investments	66%

At 31 December 2008 Wassa Holdings Limited held a 59% shareholding in Satellite Goldfields Limited, a company incorporated in Ghana with a registered office at 142 Nortei Ababio Loop, Airport Residential Area, Accra, Ghana. Satellite Goldfields Limited has not been consolidated as it is in the process of being liquidated.

During 2008, the beneficial interest of Centrebind Agency Limited in Glencar International (BVI) Limited was reduced from a 100 per cent. interest to a 46.32 per cent. interest by virtue of the right of Orogen Holdings (BVI) Limited to acquire a 53.68 per cent. interest in that company. Accordingly, Glencar International (BVI) Limited and its subsidiary, Sankarani Resources s.a.r.l, are no longer accounted for as subsidiary undertakings.

All of the above companies operate in the country of incorporation. Neither the company nor any of its subsidiary undertakings has acquired or is holding any of its own capital.

6.	Investment in associate

At 31 December 2008 the company had the following associate undertaking, held by Centrebind Agency Limited:

	2008 US$	2007 US$

Net assets of associate at year end	5,105,907	-

Percentage interest held by the Group	46.32%	-

Share of associated undertaking net assets	2,365,056	-

Name and Registered office	Incorporated In	Main Activity	Proportion of holding

Glencar International (BVI) Limited PO Box 3540 Road Town Tortola British Virgin Islands	British Virgin Islands	Intermediate holding company	46.32%

In turn, the above company had the following subsidiary undertaking at the year end:

Sankarani Resources s.a.r.l Faladie Sema Rue 841 Porte 202 BP:366 Bamako Mali	Mali	Mineral exploration	95%

7.	Called up share capital

	Authorised Number	€	Alloted, called up and fully paid Number	US$
Ordinary shares of €0.031 each

At 31 December 2008	350,000,000	10,850,000	274,136,467	10,206,269

At 31 December 2007	350,000,000	10,850,000	258,386,467	9,457,194

At 31 December 2006	300,000,000	9,300,000	235,786,467	8,507,021

2008

During the year, the company allotted 11,250,000 ordinary shares of €0.031 per share, as well as issuing 4,500,000 ordinary shares of €0.031 to directors under share options. Full details of these allotments are set out in the report of the directors.

Share Options and warrants:

At 31 December 2008, options over 9,500,000 (2007: 14,750,000) shares remained outstanding to current directors and staff, of which 2,250,000 are at a price of €0.075 and 7,250,000 are at a price of €0.105. In addition and as part of a placing of ordinary shares during the year, the Company issued warrants which entitle the holder to acquire one ordinary share for each two ordinary shares acquired under the placing at an exercise price of €0.17 (Stg £0.135) per share. Warrants over 5,625,000 shares (2007: nil) remained outstanding at the balance sheet date.

2007

During the year the company members resolved to increase the authorised share capital by 50,000,000 to 350,000,000 ordinary shares. The company issued a total of 22,600,000 Ordinary shares of €0.031 per share, full details of which are set out in the report of the directors.

8.	Share Premium

	2008 US$	2007 US$
Balance at beginning of year	41,617,993	38,009,726
Shares issued at a premium	1,466,479	3,762,747
Share issue costs	-	(154,480)

Balance at end of year	43,084,472	41,617,993

2008

The movement relates to the issuance of 11,250,000 shares during the year at a premium to the nominal share price of €0.031.

2007

The movement relates to the issuance of 22,600,000 shares during the year at a premium to the nominal share price of €0.031.

9.	Minority Interest

	2008 US$	2007 US$
At beginning of year	2,881,231	1,159,531
Interest in preference shares in subsidiary	2,076,542	1,721,700
Disposal of shares in subsidiary	(5,070,433)	-

Balance at end of year	(112,660)	2,881,231

The minority interest relates to the following:

1. 33.98 per cent. interest in Wassa Holdings Limited held by Haddington Limited. Haddington Limited’s and the Ghanaian Government’s interest in the net liabilities of the subsidiary undertaking, Satellite Goldfields Limited, were written off following its exclusion from these Group financial statements.

2. Under the terms of the Framework Agreement between the subsidiary of Goldfields, Orogen Holdings (BVI) Limited, and Centrebind Agency Limited, a subsidiary of Glencar Mining plc, Orogen Holdings (BVI) Limited became entitled during 2007 and again in 2008 to convert certain amounts of their preference shares in Glencar International (BVI) Limited into ordinary shares at predetermined conversion rates. At the balance sheet date, the rate of conversion of the total number of preference shares would give Orogen Holdings (BVI) Limited a 53.68 per cent. interest in the share capital of the company. This leaves Centrebind Agency Limited with a 46.32 per cent. interest in the share capital of Glencar International (BVI) Limited. As such, Glencar International (BVI) Limited is no longer a subsidiary and is accounted for in these financial statements as an associate undertaking.

3. The 5 per cent. interest in Glencar Mali s.a.r.l held by La Societe Malienne de la Petite Mine d’Or s.a.r.l.

10.	Non-current liabilities

	2008 US$	2007 US$
Group
Creditors and accrued expenses	253,220	330,853

Non-current liabilities include a provision for legal costs relating to legal fees and legal costs awarded against the company in High Court and Supreme Court proceedings taken by the company in relation to the Mayo project. The payment terms in respect of these costs are US$63,437 due in one to two years and the remaining balance of US$189,783 due in two to five years. US$63,437 which is due for payment during 2009 has been included in creditors and accrued expenses falling due within one year. Interest is accrued for the amounts payable in line with the terms of the Court rulings.

11.	Exceptional item

	2008 US$	2007 US$	2006 US$
Exceptional item	-	-	455,198

During 2006, the directors concluded that further expenditure on the company’s sites in Laois, Ireland was not worthwhile. Accordingly, all expenditure on these sites has been written off to the income statement.

APPENDIX III

ADDITIONAL INFORMATION

1.	Responsibility

(a)	The directors of Gold Fields Limited and the directors of Gold Fields, whose names are set out in paragraphs 2(a) and 2(b) below, accept responsibility for the information contained in this document, other than that relating to the Glencar Group, the Board of Glencar and their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Gold Fields Limited and the directors of Gold Fields (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b)	The Board of Glencar, whose names are set out in paragraph 2(c) below, accept responsibility for the information contained in this document relating to the Glencar Group, the Board of Glencar and their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Glencar (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors and registered office

(a)	Gold Fields Limited

The names of the directors of Gold Fields Limited and their respective functions are as follows:

NAME	POSITION
A J Wright	Chairman
N J Holland†	Chief Executive Officer
K Ansah#	Non Executive
C A Carolus	Non Executive
R Dañino*	Non Executive
J G Hopwood	Non Executive
R P Menell	Non Executive
D N Murray	Non Executive
D M J Ncube	Non Executive
R L Pennant-Rae†	Non Executive
C I von Christierson	Non Executive
G M Wilson	Non Executive

† British	# Ghanaian	* Peruvian

Corporate Secretary: C Farrel

The registered office of Gold Fields Limited is 150 Helen Road, Sandton, Sandown 2196, South Africa.

(b)	Gold Fields

The names of the directors of Gold Fields and their respective functions are as follows:

NAME	POSITION
N J Holland	Director
T D McKeith	Director
J H Pauley	Director
J D Pool	Director

The registered office of Gold Fields is 1st Floor, 66a Schipholweg, Leiden 2316XE, The Netherlands.

(c)	Glencar

The names of the directors of Glencar and their respective functions are as follows:

NAME	POSITION
H McCullough	Chief Executive
K Harrington	Operations Director
P O’Quigley	Non executive Director
S Finlay	Chairman, Non executive
W Cummins	Non executive Director

The registered office of Glencar is 71 Lower Baggot Street, Dublin 2, Ireland.

3.	Market quotations

The following table shows the Closing Price of a Glencar Share for the first business day in each of the six months immediately prior to the date of this document, for 23 July 2009 (being the last business day before the commencement of the Offer Period) and for 5 August 2009 (being the latest available date before the posting of this document):

Date	Share price	Share price
	(Euro cent)	(Stg pence)
05 August 2009	10.00	8.88
03 August 2009	10.50	9.00
23 July 2009	5.50	4.38
01 July 2009	5.50	4.63
01 June 2009	4.40	3.63
01 May 2009	5.00	4.38
01 April 2009	5.00	4.13
02 March 2009	4.50	4.00

4.	Shareholdings and dealings

For the purposes of this paragraph 4:

(i)	acting in concert shall have the meaning attributed to that phrase in Appendix IV:

(ii)	arrangement includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which may be an inducement to deal or refrain from dealing;

(iii)	associate means:

(A)	the subsidiaries and associated companies of Gold Fields or, as the case may be, Glencar and companies of which any such subsidiaries or associated companies are associated companies (for this purpose, ownership or control of 20 per cent. or more of the equity share capital of a company is the test of associated company status) (a paragraph 1 associate);

(B)

a bank, financial or other professional adviser (including a stockbroker) to Gold Fields or Glencar or a company referred to in (A) above (not being a bank which is engaged only in the provision of normal commercial banking services or such activities in connection with the Offer as handling acceptances and registration work and, in the case of an adviser which is a partnership, including only those partners and professional staff who are actively engaged in relation to the Offer or who are customarily engaged in the affairs of the client or who have been engaged in those affairs within the period of two years before the commencement of the Offer Period) (together, connected advisers), and persons controlling, controlled by or under the same control as such connected advisers;

(C)	the directors of Gold Fields, the directors of Gold Fields Limited, the Board of Glencar or the directors of any company covered in (A) above (together, in each case, with their close relatives, related trusts and any company controlled by any one or more of such directors, relatives or trustees of such trusts);

(D)	the trustee of any pension scheme (other than an industry-wide scheme) in which Gold Fields or Glencar or any company covered in (A) above participates;

(E)	a collective investment scheme or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(F)	a company having a material business arrangement with Gold Fields, Gold Fields or Glencar;

(iv)	connected adviser has the meaning attributed to it in paragraph (iii)(B) above;

(v)	connected person means any person whose interests in shares the relevant director is taken to be interested in pursuant to Section 26 of the Companies Act 1990;

(vi)	control means the holding, whether directly or indirectly, of securities in a company that confer in aggregate not less than 30 per cent. or more of the voting rights in that company;

(vii)	dealing, in relation to relevant securities, includes the following:

(i)	the acquisition or disposal of such securities or of the right (whether absolute or conditional) to exercise or to control the exercise of the voting rights (if any) attaching to such securities;

(ii)	the taking, granting, acquisition, disposal, entering into, closing out, termination, exercise (by either party) or variation of an option (including a traded option contract) in respect of any such securities;

(iii)	subscribing or agreeing to subscribe for such securities;

(iv)	the exercise of conversion or subscription rights conferred by any security or any other instrument, whether in respect of new or existing relevant securities;

(v)	the acquisition of, disposal of, entering into, closing out, exercise (by either party) of any rights under or variation of, a derivative referenced, directly or indirectly, to such securities;

(vi)	entering into, terminating or varying the terms of any agreement to purchase or sell such securities; and

(vii)	any action (not included in any of the above subparagraphs) which results or may result in an increase or decrease in the number of such securities in which a person is interested or in respect of which he or she has a short position;

(viii)	derivative includes any financial product whose value, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security but which does not include the possibility of delivery of such underlying security;

(ix)	disclosure date means 5 August 2009 being the latest practicable date prior to the posting of this document;

(x)	disclosure period means the period commencing on 23 July 2008 (being the date 12 months prior to the commencement of the Offer Period) and ending on the disclosure date;

(xi)	exempt fund manager and exempt market maker have the meanings attributed to them in the Irish Takeover Rules;

(xii)	interest and interested have the meaning such that a person will be deemed to be interested in relevant securities or be deemed to hold an interest in relevant securities, only where that person has a long position in the relevant securities, and for the avoidance of doubt, a person who only has a short position in the relevant securities will be deemed not to have an interest nor be interested in the relevant securities.

(xiii)	relevant Gold Fields securities means:

(A)	equity share capital of Gold Fields Limited or Gold Fields;

(B)	any securities of Gold Fields Limited or Gold Fields carrying conversion or subscription rights into any securities listed in (A) above;

(C)	options (including traded options) in respect of any of the foregoing securities and derivatives referenced to any of the foregoing securities;

(xiv)	relevant Glencar securities means:

(A)	Glencar Shares and any other securities of Glencar carrying voting rights;

(B)	equity share capital of Glencar;

(C)	any securities of Glencar carrying conversion or subscription rights into any securities listed in (A) or (B) above;

(D)	options (including traded options) in respect of any of the foregoing securities and derivatives referenced to any of the foregoing securities;

(xv)	relevant securities means relevant Glencar securities or relevant Gold Fields securities, as appropriate;

(xvi)	references to a director being interested in securities of Glencar, Gold Fields or Gold Fields (as the case may be) shall be interpreted in the manner described in Chapter 1 of Part IV of the Companies Act 1990.

(a)	Interests or short positions in relevant Glencar securities

(i)	As at the close of business on the disclosure date, the directors of Glencar were interested in the following relevant Glencar securities (excluding options which are disclosed in paragraph (ii) below):

NAME	NUMBER OF GLENCAR SHARES

Hugh McCullough	2,975,106
Kieran Harrington	1,001,300
Philip O’Quigley	518,750
Sean Finlay	528,927
William Cummins	1,887,500

As at the close of business on the disclosure date, no directors of Glencar held short positions in any relevant Glencar securities.

(ii)	As at the close of business on the disclosure date, the following options or warrants to subscribe for new Glencar Shares under the Glencar Share Option Schemes have been granted to the following directors of Glencar and remain outstanding:

Hugh McCullough

No. of Glencar Shares	Date of grant	Exercise period	Exercise price (Euro)
1,000,000	12 August 2004	From 12/08/2004 to 11/08/2009	0.075
3,000,000	20 February 2006	From 21/02/2006 to 20/02/2011	0.105
3,000,000	9 June 2009	From to 10/06/2009 to 9/06/2014	0.045

Kieran Harrington

No. of Glencar Shares	Date of grant	Exercise period	Exercise price (Euro)
500,000	12 August 2004	From 12/08/2004 to 11/08/2009	0.075
2,000,000	20 February 2006	From 21/02/2006 to 20/02/2011	0.105
2,000,000	9 June 2009	From to 10/06/2009 to 9/06/2014	0.045

Philip O’Quigley

No. of Glencar Shares	Date of grant	Exercise period	Exercise price (Euro)
250,000	12 August 2004	From 12/08/2004 to 11/08/2009	0.075
750,000	20 February 2006	From 21/02/2006 to 20/02/2011	0.105
750,000	9 June 2009	From to 10/06/2009 to 9/06/2014	0.045

Sean Finlay

No. of Glencar Shares	Date of grant	Exercise period	Exercise price (Euro)
250,000	12 August 2004	From 12/08/2004 to 11/08/2009	0.075
750,000	20 February 2006	From 21/02/2006 to 20/02/2011	0.105
750,000	9 June 2009	From to 10/06/2009 to 9/06/2014	0.045

William Cummins

No. of Glencar Shares	Date of grant	Exercise period	Exercise price (Euro)
250,000	12 August 2004	From 12/08/2004 to 11/08/2009	0.075
750,000	20 February 2006	From 21/02/2006 to 20/02/2011	0.105
750,000	9 June 2009	From to 10/06/2009 to 9/06/2014	0.045

(iii)	As at the close of business on the disclosure date, neither Gold Fields nor any person deemed to be acting in concert with Gold Fields owned or controlled any relevant Glencar securities, save as set out below:

NAME	NUMBER OF GLENCAR SHARES
Gold Fields Netherlands Services	90,231,197

As at the close of business on the disclosure date, neither Gold Fields nor any person deemed to be acting in concert with Gold Fields held any short positions in relevant Glencar securities.

(iv)	As at the close of business on the disclosure date, the following persons (excluding the directors of Glencar and their connected parties) who have irrevocably undertaken to accept the Offer owned or controlled relevant Glencar securities, as set out below:

NAME	NUMBER OF GLENCAR SHARES
Gold Fields Netherlands Services	90,231,197

As at the close of business on the disclosure date, no person who has irrevocably undertaken to accept the offer held any short positions in relevant Glencar securities.

(v)	As at the close of business on the disclosure date, no connected advisor to Glencar owned or controlled any relevant Glencar securities, save as set out below:

NAME	NUMBER OF GLENCAR SHARES
Thérèse Rochford a partner in Whitney Moore (as trustee with Hugh McCullough and Philip O’Quigley of an employee share trust) on trust for Philip O’Quigley	15,000
J&E Davy (Discretionary clients)	1,386,744
J&E Davy and affiliates (own account)	6,498,760

As at the close of business on the disclosure date, no connected adviser to Glencar held any short positions in relevant Glencar securities.

(b)	Dealings in relevant Glencar Securities

(i)	During the disclosure period, there were no dealings for value in relevant Glencar securities by any directors of Glencar, save as set out below:

PARTY	DATE	TRANSACTION	NUMBER OF GLENCAR SHARES	PRICE (EURO cent)
Hugh McCullough	26 August 2008	Exercise of Options	2,000,000	3.1
Kieran Harrington	26 August 2008	Exercise of Options	1,000,000	3.1
Philip O’Quigley	26 August 2008	Exercise of Options	500,000	3.1
Sean Finlay	26 August 2008	Exercise of Options	500,000	3.1
William Cummins	8 September 2008	Exercise of Options	500,000	3.1

(ii)	During the disclosure period, there were no dealings for value in relevant Glencar securities by any persons who have irrevocably undertaken to accept the Offer (excluding the directors of Glencar and their connected parties), save as set out below:

PARTY	DATE	TRANSACTION	NUMBER OF GLENCAR SHARES	PRICE (STG PENCE)
Gold Fields Netherlands Services	7 April 2009	Private Placement	27,431,197	4.55
Gold Fields Netherlands Services	24 July 2009	Bought	21,426,600	9.00
Gold Fields Netherlands Services	27 July 2009	Bought	15,200,296	9.00
Gold Fields Netherlands Services	28 July 2009	Bought	4,738,448	9.00
Gold Fields Netherlands Services	29 July 2009	Bought	6,016,116	9.00
Gold Fields Netherlands Services	30 July 2009	Bought	13,050,000	9.00
Gold Fields Netherlands Services	31 July 2009	Bought	2,368,540	9.00

(iii)	During the Offer Period, there were no dealings for value in relevant Glencar securities by any connected adviser to Glencar, save as set out below by J&E Davy (own account):

DATE	TRANSACTION	NUMBER OF GLENCAR SHARES	PRICE (EURO)
28 July 2009	Sell	1,483,267	0.10

(iv)	During the disclosure period, there were no dealings for value in relevant Glencar securities by any person deemed to be acting in concert with Gold Fields Limited or Gold Fields save as set out below:

PARTY	DATE	TRANSACTION	NUMBER OF GLENCAR SHARES	PRICE (STG PENCE)
Gold Fields Netherlands Services	7 April 2009	Private Placement	27,431,197	4.55
Gold Fields Netherlands Services	24 July 2009	Bought	21,426,600	9.00
Gold Fields Netherlands Services	27 July 2009	Bought	15,200,296	9.00
Gold Fields Netherlands Services	28 July 2009	Bought	4,738,448	9.00
Gold Fields Netherlands Services	29 July 2009	Bought	6,016,116	9.00
Gold Fields Netherlands Services	30 July 2009	Bought	13,050,000	9.00
Gold Fields Netherlands Services	31 July 2009	Bought	2,368,540	9.00

Dealings by Canaccord Adams for own account:

Aggregated dealings for value in the relevant securities of Glencar by Canaccord Adams for its own account for the period 23 July 2008 up to and including 23 July 2009 were as follows:

		Bought			Sold
Period	Market	No. of Glencar Shares	Max Price Stg pence	Min Price Stg pence	No. of Glencar Shares	Max Price Stg pence	Min Price Stg pence
01 April – 30 April 2009	AIM	275,000	4.00	3.55	137,895	4.43	4.00
01 May – 31 May 2009	AIM	562,490	4.30	3.13	342,002	4.40	3.53
01 June – 30 June 2009	AIM	776,610	4.05	3.75	1,110,490	4.73	3.60
01 July – 23 July 2009	AIM	815,140	4.63	3.80	998,367	4.90	3.88

Dealings for value in relevant securities of Glencar by Canaccord Adams for its own account during the Offer Period were as follows:

DATE	MARKET	TRANSACTION	NO OF GLENCAR SHARES	PRICE STG PENCE
24 July 2009	AIM	Bought	5,000	7.20
24 July 2009	AIM	Bought	17,000	7.20
24 July 2009	AIM	Sold	85,000	4.75
27 July 2009	AIM	Bought	250,000	8.00

Note: Canaccord Adams was granted exempt market-maker status on 27 July 2009. Accordingly Canaccord Adams is not required to make disclosures between 28 July 2009 and the disclosure date.

(c)	Interests or short positions in relevant Gold Fields securities

As at the close of business on the disclosure date:

(i)	Glencar neither owned nor controlled any relevant Gold Fields securities;

(ii)	Glencar did not hold any short positions in relevant Gold Fields securities;

(iii)	the directors of Glencar held no interest in relevant Gold Fields securities;

(iv)	the directors of Glencar did not hold any short positions in relevant Gold Fields securities;

(v)	no connected adviser to Glencar owned or controlled any relevant Gold Fields securities, save as set out below:

NAME	NUMBER OF GOLD FIELDS SHARES
J&E Davy (discretionary clients)	92

(vi)	no connected adviser to Glencar held any short positions in relevant Gold Fields securities.

(d)	Dealings in relevant Gold Fields securities

During the disclosure period:

(i)	there were no dealings for value in relevant Gold Fields securities by Glencar;

(ii)	there were no dealings for value in relevant Gold Fields securities by the directors of Glencar; and

during the period between the start of the Offer Period and the disclosure date, there were no dealings for value in relevant Gold Fields Limited securities by any connected adviser to Glencar.

(e)	General

As at the close of business on the disclosure date, save as disclosed in this paragraph 4:

(i)	neither Gold Fields Limited nor Gold Fields owned or controlled any relevant Glencar securities or held any short positions in relevant Glencar securities, and nor had it dealt for value in any relevant Glencar securities during the disclosure period;

(ii)	none of the directors of Gold Fields Limited or the directors of Gold Fields had an interest in any relevant Glencar securities or held any short positions in relevant Glencar securities, nor had any such person dealt for value in any relevant Glencar securities during the disclosure period;

(iii)	no person deemed to be acting in concert with Gold Fields Limited or Gold Fields owned or controlled any relevant Glencar securities or held any short positions in relevant Glencar securities, nor had any such person dealt for value in any relevant Glencar securities during the disclosure period;

(iv)	no person who has irrevocably committed to accept the Offer owned or controlled any relevant Glencar securities or held any short positions in relevant Glencar securities, nor had any such person dealt for value in any relevant Glencar securities during the disclosure period;

(v)	no person with whom Gold Fields Limited or Gold Fields or any associate of Gold Fields Limited or Goldfields (which for these purposes is an associate by virtue of paragraphs (A), (B), (C) and (D) of the definition of associate) has any arrangement owned or controlled any relevant Glencar securities or held any short positions in relevant Glencar securities, nor had any such person dealt for value in any relevant Glencar securities during the disclosure period;

(vi)	none of the directors of Glencar had an interest in any relevant Gold Fields securities or any relevant Glencar securities or held any short position in relevant Gold Fields securities or relevant Glencar securities, nor had any such person dealt for value in any relevant Gold Fields securities or relevant Glencar securities during the disclosure period;

(vii)	no subsidiary of Glencar owned or controlled any relevant Gold Fields securities or any relevant Glencar securities or held any short position in relevant Gold Fields securities or relevant Glencar securities, nor had any such person dealt for value in any relevant Gold Fields securities or any relevant Glencar securities during the period between the start of the Offer Period and the disclosure date;

(viii)	there was no pension scheme in which Glencar or any subsidiary of Glencar participates (other than an industry-wide scheme) the trustees of which owned or controlled any relevant Gold Fields securities or any relevant Glencar securities or held any short position in relevant Gold Fields securities or relevant Glencar securities, nor had any such trustees dealt for value in any relevant Gold Fields securities or any relevant Glencar securities during the period between the start of the Offer Period and the disclosure date;

(ix)	no associate of Glencar (by virtue of paragraph (B) of the definition of associate), excluding exempt market makers, owned or controlled any relevant Gold Fields securities or relevant Glencar securities or held any short position in relevant Gold Fields securities or relevant Glencar securities, nor had any such person dealt for value in any relevant Gold Fields securities or relevant Glencar securities during the period between the start of the Offer Period and the disclosure date;

(x)	no discretionary fund manager (other than an exempt fund manager) connected with Glencar managed any relevant Glencar securities, nor had any such person dealt for value in any relevant Glencar securities during the period between the start of the Offer Period and the disclosure date;

(xi)	no person who has an arrangement with Glencar or with an associate of Glencar (which for these purposes is an associate of Glencar by virtue of paragraphs (A), (B), (C) and (D) of the definition of associate) owned or controlled any relevant Gold Fields securities or any relevant Glencar securities or held any short position in relevant Gold Fields securities or relevant Glencar securities, nor had any such person dealt for value in any relevant Gold Fields securities or relevant Glencar securities during the period between the start of the Offer Period and the disclosure date;

(xii)	there were no arrangements which existed between Glencar or any associate of Glencar and any other person relating to any relevant Glencar securities;

(xiii)	Glencar has not redeemed or purchased any Glencar relevant securities during the disclosure period; and

(xiv)	there were no arrangements which existed between Gold Fields Limited or Gold Fields, or any person deemed to be acting in concert with Gold Fields Limited or Gold Fields, and any other person relating to any relevant Glencar securities.

5.	Irrevocable undertakings

Irrevocable undertakings to accept the Offer have been given by the following persons in respect of the following Glencar Shares:

NAME	NUMBER OF GLENCAR SHARES
Gold Fields Netherlands Services	90,231,197
Hugh McCullough	2,975,106
Kieran Harrington	1,001,300
Philip O’Quigley	518,750
Sean Finlay	528,927
William Cummins	1,887,500

TOTAL IRREVOCABLE UNDERTAKINGS	97,142,780

(subject to options)
Hugh McCullough	7,000,000
Kieran Harrington	4,500,000
Philip O’Quigley	1,750,000
Sean Finlay	1,750,000
William Cummins	1,750,000

TOTAL	16,750,000

The irrevocable undertakings given by the above directors and Gold Fields Netherlands Services to accept the Offer shall cease to be binding if the Offer is withdrawn or lapses.

6.	Material Contracts of Glencar

The following contracts, not being contracts entered into in the ordinary course of business, which are or may be material, have been entered into by members of the Glencar Group since 23 July 2007 (being the date two years before the commencement of the Offer Period):

(a)	On 24 March 2009 (1) Gold Fields Sankarani (BVI) Limited, a subsidiary of Gold Fields Limited (Gold Fields BVI), (2) Centrebind Agency Limited a subsidiary of Glencar (Centrebind), (3) Glencar International BVI Limited (Glencar BVI), entered into an agreement governing Gold Fields BVI and Centrebind’s relationship as shareholders in Glencar BVI (“Shareholders Agreement”). Glencar BVI is the parent of Sankarani Resources Limited (“Sankarani”) which company holds certain prospecting licences in Mali. Pursuant to the Shareholders Agreement Glencar BVI issued to Gold Fields BVI shares which entitled Gold Fields BVI to 56.68 per cent. of the issued share capital of Glencar BVI in consideration of the payment of US$4,000,000 to Glencar BVI. The Shareholders Agreement provides that Gold Fields BVI has the right to increase its shareholding to 68.42 per cent. of Glencar BVI on the payment of a further US$8,000,000 prior to 30 June 2011. Centrebind would then hold 31.58 per cent. of the issued share capital of Glencar BVI. Following the issue to Sankarani of an exploitation convention by the government of Mali, Gold Fields BVI shall be entitled to subscribe for such further number of shares as will entitle it to acquire 76.47 per cent. of the issued share capital of Glencar BVI. Centrebind would then hold 23.53 per cent. of the issued share capital of Glencar BVI. The government of Mali will hold 10 per cent. of Sankarani and Mr. Madani Diallo will hold 5 per cent. of Sankarani in trust for La Societe Malienne de la Petite Mine and Africa Resources s.a.r.l. The Shareholders Agreement provides that after 30 June 2011 each of Centrebind and Gold Fields BVI shall fund all expenditures in connection with approved programs and budget on a pro-rata basis to their shareholding in Glencar BVI save that the government of Mali shall be free carried and Centrebind shall be responsible for Mr. Diallo’s share of any such expenditures in Sankarani. Centrebind shall have the right to call on Gold Fields BVI to provide Centrebind’s pro-rata share of the funding after completion of a feasibility study in consideration inter alia of the issue of further shares to Gold Fields BVI so as to increase its shareholding from 76.47 per cent. to 82.35 per cent. of Glencar BVI. On such event Centrebind would then hold 17.65 per cent. of the issued share capital of Glencar BVI.

The Shareholders Agreement further provides that if Glencar BVI elects to obtain its own financing of any approved program and budget and it fails to obtain such funding within 120 business days of its election to do so then Gold Fields BVI shall be allotted one share for every US$571.43 expended on its pro-rata share and shall be allotted one share in respect of every US$377.14 expended on behalf of Centrebind where Centrebind has failed to fund its pro-rata share. In circumstances where a shareholders percentage shareholding falls below 10 per cent. of Glencar BVI such shareholding shall entitle the holder to a 1 per cent. net smelter return royalty and the shares representing 10 per cent. or less shall be transferred to the other shareholder for no consideration. The agreement acknowledges that Mr. Diallo shall be entitled to a net smelter return royalty of 1 per cent. in respect of each mine established by Sankarani or any of its affiliates on any of its licences and that Glencar has the right to acquire Mr. Diallo’s interest for US$1,000,000 or shares to that value in Glencar. The Shareholders Agreement sets out detailed terms in relation to the Glencar BVI board which shall consist of four directors, with Gold Fields BVI on acquiring 51 per cent. having the right to appoint two directors. When Gold Fields BVI holds 65 per cent. or more of Glencar BVI it shall have the right to appoint three directors and when it holds 90 per cent. or more of Glencar BVI it shall have the right to appoint all the directors. The Shareholders Agreement provides for pre-emption rights on the transfer of shares by either party save that if either party wishes to acquire the shares of the other the price may be discharged by the issue of shares in its respective parent, such number of shares to be determined by reference to the volume weighted average price on which the shares are traded on the respective stock exchange for 10 business days prior to the date the party applies for the shares. The Shareholders Agreement provides for certain matters which Glencar BVI cannot undertake without the consent of any shareholder who holds not less than 15 per cent. of the issued share capital of Glencar BVI. The Shareholders Agreement also sets out the provisions in relation to the appointment of a steering committee and the provisions and obligations of the manager of the steering committee and provisions in relation to programs and budgets.

(b)	On the 22 day of June 2009 (1) Adamus Resources Limited, an Australian company, (Adamus Australia), (2) Adamus Resource Limited, a Ghanaian company (Adamus), (3) Glencar and (4) Antubia Resources Limited, a subsidiary of Glencar, (Antubia) entered into an option agreement. On entering into the agreement Adamus Australia issued to Antubia 100,000 shares. Pursuant to the agreement Antubia granted to Adamus the option to acquire a 70 per cent. interest in the prospecting licence held by Antubia dated 27 June 2008 (Prospecting Licence) in consideration of the issue to Antubia of 1,000,000 shares in Adamus Australia (the First Option). The First Option must be exercised prior to 21 February 2010. During the period to 21 February 2010 Adamus is obliged to meet all outgoings and observe and perform all conditions imposed under any legislation relating to the Prospecting Licence, however full legal title to the Prospecting Licence shall remain with Antubia. If Adamus exercises the First Option the Prospecting Licence shall be transferred to a newly incorporated Ghanaian company to be held as to 70 per cent. by Adamus and 30 per cent. by Antubia. On or prior to the second anniversary of the exercise of the First Option, Adamus shall have the right to acquire the remaining 30 per cent. of the Ghanaian company (Second Option) in consideration for Adamus paying a 2 per cent. net smelter return royalty to Antubia and in consideration of the issue to Antubia of a further 2,000,000 shares in Adamus Australia. If Adamus fails to exercise the Second Option within the specified period Antubia may either buy back all the shares held by Adamus in the Ghanaian company in consideration of the issue to Adamus of shares in Glencar to the value of US$50,000 or elect to sell its remaining shareholding in the Ghanaian company to Adamus in consideration of Adamus Australia issuing shares to Glencar to the value of US$50,000. If either party is issued shares in the other it will enter into a restriction agreement under which it will agree not to dispose of shares in the other for a period of 6 months from the date of the issue of such shares. The agreement provides that at the time of the commencement of mining operations on the Prospecting Licence area that the Ghanaian government shall be entitled to a 10 per cent. interest in the Ghanaian company and to this extent their respective shareholdings of Adamus and Antubia shall be reduced on a pro-rata basis. Antubia provides certain warranties to Adamus in relation to the Prospecting Licence including a warranty as to the Prospecting Licence remaining in full force and effect and a warranty as to its legal and beneficial ownership of the Prospecting Licence.

(c)	On 26 June 2008 Macquarie Bank Limited (“Macquarie”) and Glencar entered into a share subscription agreement. Pursuant to the terms of the share subscription agreement Macquarie irrevocably applied for 11,250,000 ordinary shares in the capital of Glencar at an issue price of Stg£0.09 per ordinary share. The condition of the subscription by Macquarie for such number of ordinary shares was the issue to Macquarie of one warrant for every two ordinary shares subscribed for in Glencar. The agreement provides that Macquarie confirms that it is making the application on its own behalf and will be the beneficial owner of such shares issued to it.

(d)

On 26 June 2008 Glencar executed a warrant instrument in respect of 5,625,000 warrants, each warrant entitling the holder (being Macquarie Bank Limited) to subscribe for one ordinary share in Glencar at a subscription price of Stg£0.135. The instrument provides that the warrants must be exercised prior to 26 June 2010, and any subscription rights not exercised by that date shall lapse. The instrument further provides that if there is any allotment or issue of ordinary shares in Glencar by way of a capitalisation of reserves or any redemption or buy back Glencar shall adjust the subscription rights attached to the warrants (“Subscription Rights”) and the subscription price such that (i) after such adjustment the total number of ordinary shares in respect of which the subscription will be capable of being exercised will carry as nearly as possible the same proportion of the votes and the same entitlements to participate in profits and assets of Glencar as the total number of ordinary shares which might have been subscribed pursuant to the warrant instrument had the adjustment not occurred and (ii) the subscription price shall be such amount as is certified by Glencar’s auditors as being fair and reasonable. If there is a general offer to acquire all the ordinary shares of Glencar and such offer becomes unconditional then provided that the offeror offers or undertakes to offer to acquire any shares resulting from the exercise of the Subscription Rights on the same terms as those upon which all the ordinary shares in Glencar are acquired, Glencar shall as soon as practicable notify the warrant holder in writing of the occurrence of the takeover and the terms of the offer. Glencar may at any time within three months of the takeover arising request the warrant holder to exercise all subscription rights within 28 days or such longer period as Glencar may select. In the event that any Subscription Rights remain outstanding at the expiry of such 28 days the right to exercise shall automatically lapse.

(e)	On 6 April 2009 Gold Fields Netherlands Services and Glencar entered into a share subscription agreement pursuant to which Gold Fields Netherlands Services irrevocably applied for 27,431,197 ordinary shares in Glencar at a subscription price of Stg£0.0455 per ordinary share. Pursuant to the agreement Glencar warranted inter-alia that Glencar is duly organised and validly existing under the laws of Ireland, that it has corporate power and authority to execute and deliver the agreement, that it is not in default under an applicable securities, legislation rules and policies of the London Stock Exchange and that all necessary corporate action has been taken by Glencar to authorise the execution and delivery of the agreement and the consummation of the transactions contemplated by it. It also warranted that no member of the Glencar Group is a party to any actions, suits or proceedings which could materially affect the respective businesses or financial condition of the Glencar Group members and that there were no insurance claims outstanding against Glencar or judgments against it. Gold Fields Netherlands Services warranted that it had the legal capacity and competence to enter into the agreement. It acknowledged that it would not receive any offering memorandum or any other disclosure document to assist it when making any investment decision. It warranted that the entering into the agreement will not result in the violation of any terms and provisions of any law applicable to Gold Fields Netherlands Services and that it has all requisite corporate power and authority to enter into and confirm its obligations under the agreement. Glencar agreed to indemnify Gold Fields Netherlands Services against any costs, damages and expenses arising out of or relating to the charges that are recorded against Glencar in favour of Law Debenture Trust Corporation Plc.

7.	Service contracts

(a)	The following are the principal terms of the service agreement entered into between Mr. Hugh McCullough and Glencar.

Mr. McCullough is employed under a service agreement with Glencar dated 7 September 1994 as amended. Under this agreement Mr. McCullough is appointed as managing director of Glencar. The service agreement provides for a fixed term duration of two years from 15 October 1999 and to continue thereafter unless terminated by either party giving to the other six months prior notice in writing to expire at the end of any anniversary of the fixed term. Mr. McCullough shall devote the whole of his time and attention in discharge of his duties to Glencar and may not undertake any other employment related obligations for third parties without the prior consent of the Board of Glencar. Mr. McCullough may not during the term of the service agreement be engaged by or work in any company which competes directly or indirectly with Glencar. All rights in inventions and related work products generated and developed by Mr. McCullough in the course of his engagement shall exclusively belong to Glencar without further compensation. In the event that any party or group of parties deemed to be acting in concert is entitled to acquire control of 30 per cent. or more of the issued share capital of Glencar, Mr. McCullough within 12 months of becoming aware of that fact is entitled to terminate the service agreement with effect from no less than 30 and no greater than 90 days thereafter. In the event of Mr. McCullough exercising his right to so terminate the service agreement Glencar would be bound to pay to Mr. McCullough an amount equivalent to two times his gross annual salary at the rate payable immediately before the exercise of the right of termination.

The remuneration payable under Mr. McCullough’s service agreement in respect of the 12 month period commencing on 1 July 2009 is Euro182,000 which was increased from Euro152,000 in respect of the 12 month period to 30 June 2009.

Mr. McCullough is entitled to participate in a bonus scheme for executive directors adopted by the Board of Glencar on 11 January 2006. Pursuant to the bonus scheme an executive is entitled to a bonus of a percentage of his base salary depending on the increase in the market capitalisation of Glencar as follows:

Average Annual Market Capitalisation Increase	Bonus as percentage of Base Salary
Less than 5%	0
6-10	5
11-20	10
21-30	15
31-40	20
41-50	25
Greater than 50	30

Glencar may also award a once off discretionary bonus to a director, but there is no contractual entitlement of Mr. McCullough to same. Glencar contributes the sum of Euro 25,700 annually to Mr. McCullough’s pension scheme. Glencar also contributes to a death in service benefit scheme and a disablement benefit scheme on his behalf.

(b)	The following are the principal terms of the service agreement entered into between Glencar and Mr. Kieran Harrington.

Mr. Harrington is employed under a service agreement with Glencar dated 21 February 2001. The contract is for a fixed term duration of two years from 15 October 2000 and shall continue thereafter unless terminated by either party giving to the other not less than 6 months prior notice to expire at the end of an anniversary of the fixed term. He must devote the whole of his time and attention in discharge of his duties to Glencar and may not undertake any other employment related obligations for third parties without the prior consent of the Board of Glencar. Mr. Harrington may not during the term of the service agreement be engaged by or work in any company which competes directly or indirectly with Glencar. All rights in inventions and related work products generated and developed by Mr. Harrington in the course of his engagement shall exclusively belong to Glencar without further compensation.

The remuneration payable under Mr. Harrington’s service agreement in respect of the 12 month period commencing on 1 July 2009 is Euro 125,828 which was increased from Euro 105,828 in respect of the 12 month period to 30 June 2009. Mr. Harrington is also entitled to participate in the bonus scheme detailed in paragraph (a) above. Glencar may also award a once off discretionary bonus to directors but Mr. Harrington has no contractual entitlement to same. Glencar contributes the sum of Euro 10,000 annually to Mr. Harrington’s pension scheme.

(c)	None of the other directors have service contracts with any member of the Glencar Group.

8.	Bases of calculations and sources of information

(a)	The value attributed to the existing issued and to be issued share capital of Glencar is based upon:

(i)	301,901,764 Glencar Shares in issue; and

(ii)	10,500,000 Glencar Shares under option under the Glencar Share Option Scheme and Glencar Share Warrants where the exercise price is at or below the Offer Price;

as at the close of business on 5 August 2009, being the latest practicable date prior to the posting of this document.

(b)	Glencar Share prices are sourced from AIM and IEX.

(c)	References to a percentage of Glencar Shares are based on the number of Glencar Shares in issue as set out in (a)(i) above.

(d)	Unless otherwise stated, the financial information on Gold Fields is extracted from the financial statements of Gold Fields for the last three financial periods, which have been lodged with the Dutch Chamber of Commerce and are publicly available, being the periods 1 July 2007 to 24 January 2008, 25 January 2008 to 30 June 2008 and 1 July 2006 to 30 June 2007, and the financial information on Gold Fields Limited is extracted from the reported consolidated accounts of Gold Fields Limited for the financial years ended 30 June 2008 and 30 June 2007.

(e)	Unless otherwise stated, the financial information on Glencar is extracted from Glencar’s annual report and accounts for the year ended 31 December 2008.

(f)	Resource information for Glencar is sourced from an SRK Consulting (UK) Limited report dated December 2008.

(g)	A Stg£ - US$ exchange rate of 1.6965, sourced from Thomson Financial as at 5 August 2009, has been used throughout this document.

(h)	For the purposes of this document the enterprise value (EV) of Glencar is assumed to be the value of the Offer.

(i)	The US$ EV per ounce for IAMGOLD’s acquisition of Orezone Resources Inc has been sourced from the IAMGOLD Q4, 2008 results presentation on 25 February 2009. Orezone Resources Inc resources figure has been sourced from the same document.

(j)	The US$ EV for the Randgold Resources Limited acquisition of Moto Goldmines Limited has been sourced from an RNS dated 16 July 2009. The attributable resource of Moto Goldmines Limited is calculated as 70 per cent. (its interest in the Moto gold project) of 22.5 million ounces. The interest of Moto Goldmines Limited in the Moto gold project and the resources of the Moto gold project are sourced from a corporate overview presentation of Moto Goldmines Limited dated 14/15 May 2009.

9.	Other information

(a)	Save as disclosed in this document, no agreement, arrangement or understanding (including any compensation arrangement) exists between Gold Fields or any party deemed to be acting in concert with Gold Fields and any of the directors, recent directors, shareholders or recent shareholders of Glencar having any connection with or dependence upon the Offer.

(b)	Gold Fields will finance the Offer from the Gold Fields Group’s existing resources and facilities.

(c)	Canaccord Adams is satisfied that resources are available to Gold Fields which are sufficient to satisfy full acceptance of the Offer. Full acceptance of the Offer, based on 301,901,764 Glencar Shares in issue at the date of this document and a further 10,500,000 Glencar Shares being issued, assuming the exercise of all outstanding options under the Glencar Share Option Scheme and Glencar Share Warrants which have an exercise price at or below the Offer price of Stg 9 pence for each Glencar Share, would involve a maximum cash payment of approximately Stg£28.1 million.

(d)	No agreement, arrangement or understanding exists whereby any Glencar Shares acquired in pursuance of the Offer will be transferred to any other person, save that Gold Fields reserves the right to transfer any Glencar Shares to any member of the Gold Fields Group.

(e)	Canaccord Adams has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appears.

(f)	Davy Corporate Finance has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

(g)	Save as disclosed in this document, there has been no known material change in the financial or trading position of Glencar since 31 December 2008, the date to which the latest audited accounts for Glencar were published.

(h)	Except with the consent of the Irish Takeover Panel, settlement of the consideration to which any Glencar Shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which Gold Fields or Gold Fields Limited may otherwise be, or claim to be, entitled against such Glencar Shareholder.

10.	Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Arthur Cox at Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland and 12 Gough Square, London EC4A 3DW, England during usual business hours on any week day (Saturdays and public holidays excepted) while the Offer remains open for acceptance:

(a)	the constitutional documents of Gold Fields Limited and Gold Fields;

(b)	the memorandum and articles of association of Glencar;

(c)	the published audited consolidated accounts of Gold Fields Limited for the financial years ended 30 June 2008 and 30 June 2007 and the financial statements of Gold Fields for the last three financial periods which have been lodged with the Dutch Chamber of Commerce and are publicly available, being the periods 1 July 2007 to 24 January 2008, 25 January 2008 to 30 June 2008 and 1 July 2006 to 30 June 2007;

(d)	the published audited consolidated accounts of Glencar for the last three financial years ended 31 December 2006, 31 December 2007 and 31 December 2008;

(e)	the written consents referred to in paragraph 9 of this Appendix III;

(f)	the material contracts referred to in paragraph 6 of this Appendix III;

(g)	the service agreements of two directors of Glencar referred to in paragraph 7 of this Appendix III;

(h)	the irrevocable undertakings to accept the Offer referred to in paragraph 5 of this Appendix III;

(i)	a full list of dealings by Canaccord Adams in relevant Glencar securities in respect of which the Irish Takeover Panel has consented to aggregation;

(j)	the source documents referred to at paragraph 8(f), 8(i) and 8(j) of this Appendix III.

(k)	this document and the Forms of Acceptance.

APPENDIX IV

DEFINITIONS

acting in concert

has the meaning such that two or more persons shall be deemed to be acting in concert as respects a takeover or other relevant transaction (in neither case being a bid to which the Regulations of 2006 apply) if they co-operate on the basis of an agreement, either express or tacit, either oral or written, aimed at:

(i)            either –

(I)            the acquisition by any one or more of them of securities in the relevant company concerned, or

(II)          the doing, or the procuring of the doing, of any act that will or may result in an increase in the proportion of securities in the relevant company concerned held by any one or more of them;

or

(ii)           either –

(I)            acquiring control of the relevant company concerned, or

(II)          frustrating the successful outcome of an offer made for the purpose of the acquisition of control of the relevant company concerned,

and, for this purpose, persons controlled by another person within the meaning of Article 87 of Directive 2001/34/EC of the European Parliament and of the Council of 28 May 2001 shall be deemed to be persons acting in concert, as respects the matters mentioned directly above with that other person and with each other, and furthermore, for this purpose, ‘bid to which the Takeover Regulations apply’ means a takeover bid, within the meaning of the Takeover Regulations, which the Panel has, by virtue of Regulation 6 of the Takeover Regulations, jurisdiction to supervise

Affiliate	with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise

AIM	the Alternative Investment Market (AIM) of the London Stock Exchange

AIM Rules	the rules for companies with a class of securities admitted to AIM published by the London Stock Exchange governing admission to and the operation of AIM

Announcement	the announcement made by the Boards of Gold Fields and Glencar on 24 July 2009 pursuant to Rule 2.5 of the Irish Takeover Rules

Board	the board of directors of Gold Fields, Gold Fields Limited or Glencar (as the case may be)

business day	any day, other than a Saturday, Sunday or public or bank holiday, on which banks are generally open for business in Dublin, London and New York

Canaccord Adams	Canaccord Adams Limited of Cardinal Place, 80 Victoria Street, 7th Floor, London, SW1E 5JL, United Kingdom

certificated or in certificated form	a Glencar Share which is not in uncertificated form

Clearances	all consents, clearances, licenses, permissions, waivers, approvals, authorisations or orders that need to be obtained, all applications and filings that need to be made and all waiting periods that may need to have expired, from or under the laws, regulations or practices applied by any Governmental Authority in connection with the implementation of the Offer and/or the Offer and, in each case, that constitute conditions; and any reference to conditions having been “satisfied” shall be construed as meaning that the foregoing have been obtained, or where appropriate, made or expired in accordance with the relevant condition

Closing Price	the official closing price or the middle market quotation of a Glencar Share, as appropriate, on a particular business day as derived from AIM and IEX

Computershare	Computershare Investor Services (Ireland) Limited with an address at P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland

Consideration	the cash consideration of Stg£ 9p per Glencar Share payable in cash to Glencar Shareholders for each Glencar Share acquired pursuant to the Offer

CREST	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the operator (as defined in the Regulations)

CREST member	a person who has been admitted by CRESTCo as a system-member (as defined in the Regulations)

CREST participant	a person who is, in relation to CREST, a system-participant (as defined in the Regulations)

CREST payment	shall have the meaning given in the CREST manual issued by CRESTCo

CREST sponsor	a CREST participant admitted to CREST as a CREST sponsor

CREST sponsored member	a CREST member admitted to CREST as a sponsored member

CRESTCo	CRESTCo Limited

Davy Corporate Finance	Davy Corporate Finance, a wholly owned subsidiary of J&E Davy Holdings, of Davy House, 49 Dawson Street, Dublin 2, Ireland and affiliate of J&E Davy

Euro or € or Euro cents	the lawful currency of Ireland

Escrow Agent	Computershare Investor Services (Ireland) Limited with an address at P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland

Financial Regulator	the Irish Financial Services Regulatory Authority

Financial Services Authority	the Financial Services Authority of the United Kingdom

First Closing Date	4 September 2009

Form of Acceptance	the form of acceptance, relating to the Offer which accompanies this document

Glencar	Glencar Mining plc, a company incorporated in Ireland under registration number 35324 and with a registered address at 71 Lower Baggot Street, Dublin 2, Ireland

Glencar Group	Glencar, its Subsidiaries and associated undertakings

Glencar Optionholders	the holders of options to subscribe for Glencar Shares under the Glencar Share Option Scheme

Glencar Share(s)	ordinary shares of €0.031, par value per share, each in the share capital of Glencar;

Glencar Shareholders	the holders of Glencar Shares from time to time

Glencar Share Option Scheme	the 2005 share option scheme of Glencar

Glencar Share Options	options to subscribe for Glencar Shares pursuant to the Glencar Share Option Scheme

Glencar Share Warrants	warrants to subscribe for Glencar Shares issued pursuant to the Glencar Share Warrant Instrument

Glencar Share Warrant Instrument	the warrant instrument dated 26 June 2008 executed by Glencar and creating warrants to subscribe for Glencar Shares

Glencar Warrantholder	the holder of Warrants to subscribe for Glencar Shares pursuant to the Glencar Share Warrant Instrument

Gold Fields	Gold Fields Metals BV, a company incorporated in the Netherlands and a wholly owned Subsidiary of Gold Fields Limited

Gold Fields Group	Gold Fields, and its parent undertaking and its Subsidiaries and subsidiary undertakings and any other Subsidiary or subsidiary undertaking of its parent undertaking

Gold Fields Limited	Gold Fields Limited, a public limited company incorporated in South Africa

Gold Fields Netherlands Services	Gold Fields Netherlands Services BV, a company incorporated in the Netherlands and a wholly owned Subsidiary of Gold Fields Limited

Governmental Authority	has the meaning attributed to it in paragraph (c) of Part A of Appendix I to this document

IEX	the Irish Enterprise Exchange (IEX) of the Irish Stock Exchange

IEX Rules	the rules for companies with a class of securities admitted to IEX published by the Irish Stock Exchange governing admission to and the operation of IEX

Ireland or Republic of Ireland	Ireland excluding Northern Ireland and the word Irish shall be construed accordingly

Irish Stock Exchange	the Irish Stock Exchange Limited

Irish Takeover Panel	the Irish Takeover Panel, established under the Irish Takeover Panel Act

Irish Takeover Panel Act	the Irish Takeover Panel Act 1997 (as amended)

Irish Takeover Rules	the Irish Takeover Panel Act 1997, Takeover Rules 2007

J&E Davy	J&E Davy, trading as Davy, a wholly owned subsidiary of J&E Davy Holdings of Davy House, 49 Dawson Street, Dublin 2, Ireland

JSE	the JSE Limited, exchange of South Africa

Komana Joint Venture	Proposed joint venture between Gold Fields Limited and Glencar relating to Glencar’s licence property at Komana, Mali

London Stock Exchange	London Stock Exchange plc

Member Account ID	the identification code or number attached to any member account in CREST

Northern Ireland	the counties of Antrim, Armagh, Derry, Down, Fermanagh and Tyrone on the island of Ireland

Offer	the offer being made by Gold Fields to acquire the entire issued and to be issued share capital of Glencar (other than Glencar Shares in the beneficial ownership of Gold Fields) on the terms and subject to the conditions set out in this document and the Form of Acceptance (including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer)

Offer Document	this document

Offer Period	the period which commenced on 24 July 2009 (the date of an announcement of a possible offer for Glencar), and ending on the First Closing Date of the Offer or, if later, the date the Offer becomes or is declared unconditional as to acceptances or lapses

Overseas Shareholders	Glencar Shareholders who are resident in, or nationals or citizens of, jurisdictions outside Ireland or the United Kingdom or who are nominees of, or custodians or trustees for, residents, citizens or nationals of such other countries

parent undertaking, subsidiary undertaking, associated undertaking and undertaking	have the meanings given by the European Communities (Companies: Group Accounts) Regulations, 1992

Participant ID	the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant

Person(s)	any individual, corporation, partnership, joint venture, association, trust, unincorporated organisation or other legal entity, or any governmental agency or political subdivision thereof

Receiving Agent	Computershare Investor Services (Ireland) Limited with an address at P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland

Registrar	Computershare Investor Services (Ireland) Limited with an address at P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland

Regulations	the Companies Act 1990 (Uncertificated Securities) Regulations, 1996

Regulatory Information Service	any regulatory information service as set out in the Irish Listing Rules

Representatives	the directors, officers, employees, Affiliates, agents, investment bankers, financial advisers, attorneys, accountants, brokers, finders, consultants or representatives of Glencar or Gold Fields, or any of their respective Subsidiaries, as the case may be

Restricted Jurisdiction	any jurisdiction in respect of which it would be unlawful for this announcement to be released, published or distributed, in whole or in part, in, into or from, including for the avoidance of doubt, Canada, Australia, and Japan

SEC	the Securities and Exchange Commission of the United States

Sterling or Stg£ or pence	the lawful currency of the United Kingdom

Stock Exchanges	the Irish Stock Exchange and the London Stock Exchange

Subsidiary, Subsidiaries	when used with reference to a Person, any corporation or other organisation, whether incorporated or unincorporated, of which such Person or any other subsidiary of such Person is a general partner or serves in a similar capacity, or, with respect to such corporation or other organisation, either (i) at least 50 per cent. of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such Person or by any one or more of its subsidiaries, or by such Person and one or more of its subsidiaries, or (ii) the right to receive more than 50 per cent. of the net assets of such corporation or other organisation available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such corporation or other organisation;

Takeover Regulations	the European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006

TTE instruction	a transfer to escrow instruction (as described in the CREST manual issued by CRESTCo) in relation to Glencar Shares in uncertificated form meeting the requirements set out in paragraph 17 of the letter from Gold Fields set out in Part II of this document.

uncertificated or in uncertificated form	a Glencar Share which is for the time being recorded on the register or members of Glencar as being held in uncertificated form

United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland

United States or US	The United States of America, its territories and possessions, any State of the United States of America, the District of Columbia and all other areas subject to its jurisdiction

US$ or US cent	the lawful currency of the United States of America

Whitney Moore	Whitney Moore, legal advisers to Glencar, with an address at Wilton Park House, Wilton Place, Dublin 2, Ireland

Printed by RR Donnelley, 28782